SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Individual and consolidated

financial statements

GOL Linhas Aéreas Inteligentes S.A.

December 31, 2014

with Independent Auditor’s Report

GOL Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Financial Statements

December 31, 2014

Contents

Message from Management	01
Audit committee statement	08
Directors' statement on the financial statements	09
Directors' statement on the report of the independent auditors	10
Independent auditor’s report on the financial statements	11

Capital	13

Individual financial statements for the years ended December 31, 2014 and 2013

Balance sheets	14
Statements of operations	16
Statements of comprehensive loss	17
Statements of cash flows	18
Statements of stockholders' equity	19
Statements of value added	21

Consolidated financial statements for the years ended December 31, 2014 and 2013

Balance sheets	22
Statements of operations	24
Statements of comprehensive loss	25
Statements of cash flows	26
Statements of stockholders' equity	28
Statements of value added	30

Notes to the financial statements	31

Message from Management

GOL continued its recovery in 2014. Despite the challenging economic scenario, especially after the World Cup period, the Company generated consistent results as showed in its main indicators.

Annual net revenue totaled R$10 billion, a new Company record, led by the increase in international revenue to R$1.2 billion and the increase in ancillary revenue, which reached R$1.0 billion.

GOL captured 49% of domestic market  growth in 2014. Domestic supply fell by 1.7%, thanks to the maintenance of the Company’s flexible capacity management strategy in place since April 2012, while demand for seats (RPK) grew by 9.8%, leading to an average domestic load factor of 77.8%, a new Company record.

Annual operating income (EBIT) came to R$505 million, virtually double the prior year’s figure of R$266 million, while the EBIT margin improved by 2 percentage points to 5%. In 4Q14, EBIT totaled R$171 million, with a margin of 6.3%, versus 6% in 4Q13. These results reflect the continuity and consistent delivery of our “Flight Plan”, launched in 2012. With this operating margin, operating cash generation was neutral, before oil hedge expenses. We closed 2014 with a cash position of R$2.5 billion, representing 25% of last 12 months net revenues.

The year was marked by the expansion of our route network through the addition of new routes and destinations, including Santiago (Chile), direct flights to Punta Cana (Dominican Republic), and the Fortaleza-Buenos Aires (Argentina) and Viracopos-Miami (EUA) routes. In Brazil, we began flying to Caldas Novas, Altamira and Carajás, and will begin flights to Ribeirão Preto in March 2015. We added five new destinations and 44 new domestic and international routes. The expansion is aligned with  two important strategies: increasing our international presence and expanding services to regional destinations. We closed 2014 with flights to 71 destinations in 11 countries.

In 2014, we also achieved the leadership in the domestic market in terms of numbers of passengers transported, which reached 37.7 million customers, 3.5 million more than the second-place airline. According to Abracorp (Brazilian Association of Corporate Travel Agencies), the Company is also a leader in the corporate segment in number of ticket sold with a market share of 31.2%.

In February, we entered into a long-term strategic partnership and commercial cooperation agreement with Air France KLM, which acquired 1.5% of GOL’s total capital. In October, we also expanded our partnership with Aerolíneas Argentinas, when we began selling the airline’s tickets through our sales channels. TAP, Etihad and Aeroméxico were also added as codeshare partners. We closed the year with nine codeshare partnerships, offering even more destinations to our customers and aligned with our strategy to increase our Dollar revenue.

We also concluded implementation of the GOL+ project to improve comfort onboard, increasing the distance between all seats, and assuming the leadership with the highest offer of ANAC category A seats in the domestic market. On international flights, we offer our Comfort Class product, where as well as the above-mentioned increased space, we offer a blocked middle seat and additional on-board services, bonus miles and priority access. Since February 23, 2015, the Comfort Class product was expanded to all GOL international routes.

We also concluded implementation of the GOL+ project to improve comfort onboard, increasing the distance between all seats, and assuming the leadership with the highest offer of ANAC category A seats in the domestic market. On international flights, we offer our Comfort Class product, where as well as the above-mentioned increased space, we offer a blocked middle seat and additional on-board services, bonus miles and priority access. Since February 23, 2015, the Comfort Class product was expanded to all GOL international routes.

We launched Conte Comigo (Count on Me), an exclusive service inside an airport secured area (post security screening). Unprecedented in Brazil, the project was created to provide customers with additional support in case of questions or specific needs, equipped with self-service totems, phones connected directly to the Call Center and personal service whenever necessary. Sao Paulo-Congonhas and Rio de Janeiro-Santos Dumont airports are already equipped with this service and we will be extending it to other airports throughout 2015.

Aiming  to standardize and simplify our dialogue with customers, we implemented new tools and functionalities with the main objective to improve our customer care service. Informing passengers of the status of their flight by e-mail or mobile SMS, which has been available since December, is one feature of this project.

We expanded the Ganhando Asas ( Gaining Wings) project to all airports where we operate in Brazil. This initiative is aimed at helping first-time fliers throughout the entire flight experience, from check-in to arrival. They all receive acommemorative badge, facilitating their identification by the Company’s attendants.

Combining customer comfort and enhanced efficiency, we added even more features in our self-service channels: airport totems, mobile site, new website and a smartphone app. We also launched in 2015 a new globally innovative functionality in our GOL app – geolocation, which allows customers to receive information on how long it should take to arrive at the airport.

Also in 2014, we launched Bagagem Expressa (Express Baggage), an exclusive service in Brazil giving passengers greater autonomy, allowing for self-weighting and tagging of their baggage at the self-service totems, as well as the functionality to pay for any excess luggage with a credit card, if necessary.

Safety is an absolute priority for our business. For the fourth consecutive time, we received the IOSA (Iata Operational Safety Audit) certification, valid until 2016, which is recognized throughout the world as the standard for evaluating an airline operational safety management.

As to the financial results, the annual net loss can be mainly explained by the devaluation of the Real against the Dollar and by the decision of unwinding our oil hedge positions aiming to limit losses from sharper decreases in oil commodity prices, resulting in negative shareholders’ equity. Our high liquidity and appropriate debt amortization profile, together with a liquid asset pool, created sufficient financial resilience to confront this period.

Continuing with our long-term strategy of strengthening our already recognized corporate governance practices, on January 22, 2015, we informed our shareholders of a proposed long-term structural solution toremove important regulatory restrictions on our capitalization capacity, giving us the same competitive condition as our competitors. At the extraordinary shareholders’ meeting held on March 23, 2015, the proposal was approved by 99% of the votes cast. The meeting was attended by shareholders representing 81.7% of GOL’s total capital stock (100% of common shares and 62.79% of preferred shares). The new structure will allow GOL, at the appropriate moment, to access capital markets for an eventual capitalization.

The macroeconomic scenario became even more challenging at the beginning of 2015. As part of our plan for this year, we will be concentrating on the domestic market and willcontinue to evaluate international opportunities. With the best value proposition for our customers, we will continue to prioritize the corporate segment. Our strategy for confronting this turbulence is to continue to focus on the values that have guided the Company: Safety, Intelligence, Service and Lowest Cost.

Once again, GOL would like to thank our customers for their increased loyalty, our employees and Team of Eagles for their commitment throughout the entire year, and our investors for their confidence, increasingly reinforcing our vision of being the best company to fly with, work for and invest in.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating and Financial Indicators

Traffic Data	4Q14	4Q13	% Var.	2014	2013	% Var.
Aviation Market - Industry
RPK Industry – Total	32,452	30,372	6.8%	122,521	116,021	5.6%
RPK Industry – Domestic	24,919	23,300	7.0%	93,367	88,242	5.8%
RPK Industry - International	7,533	7,072	6.5%	29,154	27,779	4.9%
ASK Industry – Total	39,962	38,346	4.2%	152,359	151,826	0.4%
ASK Industry – Domestic	30,794	29,583	4.1%	117,000	115,907	0.9%
ASK Industry - International	9,167	8,763	4.6%	35,358	35,918	-1.6%
Industry Load Factor - Total	81.2%	79.2%	2.0 p.p	80.4%	76.4%	4.0 p.p
Industry Load Factor - Domestic	80.9%	78.8%	2.1 p.p	79.8%	76.1%	3.7 p.p
Industry Load Factor - International	82.2%	80.7%	1.5 p.p	82.5%	77.3%	5.2 p.p
Aviation Market – GOL
RPK GOL – Total	10,352	9,484	9.1%	38,085	34,684	9.8%
RPK GOL – Domestic	9,181	8,543	7.5%	33,731	31,219	8.0%
RPK GOL – International	1,171	941	24.5%	4,354	3,465	25.7%
ASK GOL – Total	13,155	12,677	3.8%	49,503	49,633	-0.3%
ASK GOL – Domestic	11,497	11,294	1.8%	43,373	44,110	-1.7%
ASK GOL - International	1,657	1,384	19.8%	6,130	5,523	11.0%
GOL Load Factor - Total	78.7%	74.8%	3.9 p.p	76.9%	69.9%	7.0 p.p
GOL Load Factor - Domestic	79.9%	75.6%	4.3 p.p	77.8%	70.8%	7.0 p.p
GOL Load Factor - International	70.7%	68.0%	2.7 p.p	71.0%	62.7%	8.3 p.p
Operational Data	4Q14	4Q13	% Var.	2014	2013	% Var.
Revenue Passengers - Pax on board ('000)	10,709.2	10,007.1	7.0%	39,748.6	36,305.5	9.5%
Aircraft Utilization (Block Hours/Day)	11.8	11.6	1.4%	11.5	11.7	-2.1%
Departures	83,342.0	80,329.0	3.8%	317,594.0	316,466.0	0.4%
Average Stage Length (km)	932	899	3.8%	912	897	1.6%
Fuel consumption (mm liters)	409	391	4.5%	1,538	1,512	1.7%
Full-time equivalent employees at period end	16,875	16,319	3.4%	16,875	16,319	3.4%
Average Operating Fleet	129	124	4.0%	126	121	3.7%
Financial Data	4Q14	4Q13	% Var.	2014	2013	% Var.
Net YIELD (R$ cents)	23.58	25.85	-8.8%	23.75	23.42	1.4%
Net PRASK (R$ cents)	18.55	19.34	-4,0%	18.27	16.36	11.7%
Net RASK (R$ cents)	20.75	21.52	-3.6%	20.33	18.04	12.7%
CASK (R$ cents)	19.45	20.24	-3.9%	19.31	17.51	10.3%
CASK ex-fuel (R$ cents)	11.92	12.57	-5.2%	11.55	10.23	12.8%
Spread RASK – CASK (R$ cents)	1.30	1.28	1.2%	1.03	0.54	91.3%
Average Exchange Rate[1]	2.5437	2.2735	11.9%	2.3533	2.1566	9.1%
End of period Exchange Rate[1]	2.6562	2.3426	13.4%	2.6562	2.3426	13.4%
WTI (avg. per barrel, US$)[2]	73.2	97.5	-24.9%	93.0	97.6	-4.7%
Price per liter Fuel (R$)	2.43	2.49	-2.4%	2.50	2.39	4.6%
Gulf Coast Jet Fuel Cost (average per liter, US$)³	0.61	0.76	-19.9%	0.72	0.76	-4.7%

1.   Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses /liters consumed.

Aviation Market – Industry

The aviation industry maintained its capacity discipline in managing seat supply (ASK) in 2014, with a 0.4% increase while accompanied by a 5.6% increase in demand (RPK) in year-over-year comparison. Load factor increasedby 4 p.p. to 80.4%. In the quarter, industry supply and demand increased by 4.2% and 6.8%, respectively. As a result, load factor came to 81.2%, 2 percentage points higher than in 4Q13.

The number of revenue passengers transported in the domestic market increased by 6.6% in the year, reaching 95.9 million. In the international market more than 6.4 million passengers were transported, 5.7% more than in the same period in the previous year.

Domestic Market - GOL

              Domestic supply in 2014 decreased by 1.7%, in line with the Company’s guidance of a reduction of between 3% and 1%. In 4Q14, domestic supply increased by 1.8% over 4Q13, reflecting GOL’s substantial capacity management flexibility, allowing it to take advantage of seasonal market opportunities.

              Domestic demand increased by 8.0% in 2014 over 2013, representing 49% of the increase in total Brazilian industry demand. In 4Q14, demand increased by 7.5% over the same period the year before.

              The domestic load factor was78% forthe year, 7 percentage points up on 2013, and 80% in the fourth quarter, 4.3 percentage points more than in 4Q13.

              GOL transported 37.7 million passengers in the domestic market in 2014, 9.1% more than in 2013, and 10.2 million in 4Q14, 6.6% up on the same quarter in the previous year. In 4Q14, the total passengers transported reached 10.2 million, an increase of 6.6% when compared to 2013.

              For the second consecutive time, GOL was the leader in corporate passengers of tickets  sold in 2014, with a share of 31.2%, according to the Brazilian Association of Corporate Travel Agencies (Abracorp).

International Market - GOL

              International supply increased by 11% in 2014. The Company announced several new flights during the year, including São Paulo to Santiago (Chile), Fortaleza (Ceará) to Buenos Aires (Argentina) and  Campinas to Miami (EUA), as well as to Punta Cana (Dominican Republic) from Sao Paulo, Belo Horizonte (Minas Gerais) and Brasília.

International demandgrew by 25.7%in2014, raising the load factor to 71%, a growth of 8.3 percentage points. In 4Q14, theload factor increased by 2.7p.pto 70.7%.

              GOL transported 2.1 million passengers in the international market in 2014, 18.1% more than in 2013, and 540 thousand in 4Q14, a year-over-year increase of 16.6%. The Company maintained its focus on gradually increasing its frequencies and destinations in other countries, expanding the share of foreign-currency revenue.

PRASK and Yield

 In2014, PRASKmoved up by11.7%over the year before, fueled by the 7 percentage pointincreasein load factor and  1.4% increase in yield. In 4Q14, PRASK fell by 4% and yield by 8.8%, accompanying Brazil’s challenging economic activity scenario and higher competition in the domestic aviation industry.

Operational Fleet and Fleet Plan

Fleet Plan	2015	2016	>2016	Total
Fleet (End of Period)	140	140
Aircraft Commitments (R$ million)*	1,324	1,385	36,733	39,442
Pre-Delivery Payments (R$ million)	290	154	4,849	5,293
Total (R$ million)	1,614	1,539	41,582	44,735

* Considers aircraft list price

Fleet (End of Period)	4Q14	4Q13	Var.
Boeing 737-NG Family	141	141	-
737-800 NG	106	105
737-700 NG	35	36
737-300 Classic*	3	8	-5
767-300/200*	-	1	-1
Total
Financial Leasing (737-NG and 767)	45	46	-1
Operational Leasing	96	95	+1

 *Non-operational

At the end of 4Q14, out of a total of 141 Boeing 737-NG aircraft, GOL was operating 139 aircraft on its routes. The remaining 2 were in the process of being returned to their lessors.

GOL has 96 aircraft under operating leases and 45 under financial leases, 40 of which with a purchase option when their leasing contracts expire. In 4Q14, GOL returned 1 B737 NGs and 1 Boeing 767-300.

The average age of the fleet was 7.2 years at the end of 4Q14. In order to maintain this indicator at low levels, the Company has 130 firm aircraft acquisition orders with Boeing for fleet renewal by 2026.

Capex

GOL invested R$690 million in 2014, desconsidering the return of the pre-delivery deposits returns when the aircraft is delivered. For more details on changes in property, plant and equipment, see Note 16 to the financial statements.

2014 Financial Guidance vs. 2014 Result

2014 Financial Guidance	From	To	Result 2014
Change in Brazilian GDP Growth	1.5%	2.0%	0.1%
Annual Change in RASK	Equal to or above 10%		12.7%
Annual Change in Domestic Supply (ASK)	-3%	-1%	-1.7%
Annual Change in International Supply (ASK)	Up to +8%		11%
Annual Change in CASK ex-fuel	Equal to or less than 10%		12.8%
Average Exchange Rate (R$ /US$)	2.50	2.40	2.35
Jet Fuel Price	2.85	2.70	2.50
Operating Margin (EBIT)[1]	4%	6%	5%

       ¹ the operating margin (EBIT) interval was revised on December 1, 2014 to between 4 and 6%. The first version of the guidance considered an interval of  3 to 6%.

Financial Guidance - 2015

Change in Brazilian GDP Growth	From	To
Annual Change in Domestic Supply (ASK)	Zero
Average Exchange Rate (R$ /US$)	2.95	3.15
Jet Fuel Price	2.10	2.30
Operating Margin (EBIT)	2%	5%

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

Audit committee statement

The Audit Committee of GOL LINHAS AÉREAS INTELIGENTES S.A., in accordance with its bylaws and legal provisions, examined the Financial Statements for the year ended December 31, 2014. Based on the procedures performed, considering also the independent auditor’s report - Ernst & Young Auditores Independentes S.S., dated March 26, 2015, and the information and explanations received during the year, opines that these documents are able to be appreciated by the Board Shareholder’s Meeting.

São Paulo, March 26, 2015.

Richard F. Lark

Member of the Audit Committee

Antônio Kandir

Member of the Audit Committee

Luiz Kaufmann

Member of the Audit Committee

Directors' statement on the Financial Statements

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of CVM Rule 480/09.

In accordance with CVM Rule 480/09, the Directors declare that discussed, reviewed and agreed with the Financial Statements for the year ended December 31, 2014.

São Paulo, March 26, 2015.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

Directors' statement on the auditor’s review of Financial Statements

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of INSTRUÇÃO CVM 480/09.

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviewed and agreed with the Report on Review of Financial Statements for the year ended December 31, 2014.

São Paulo, March 26, 2015.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

(A free translation from Portuguese into English of Independent Auditor’s Report on Individual and Consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board – IASB)

Independent auditor’s report on financial statements

The Shareholders, Board of Directors and Officers

Gol Linhas Aéreas Inteligentes S.A.

São Paulo – SP

We have audited the accompanying individual and consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. (“Company”), identified as Company and Consolidated, respectively, which comprise the balance sheet as at December 31, 2014 and the related statement of operations, of comprehensive income, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting practices and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether these financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the Company’s financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting practices used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. as at December 31, 2014, and its individual and consolidated financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added for the year ended December 31, 2014, prepared under the responsibility of Company’s management, the presentation of which is required by Brazilian corporation law for publicly held companies, and as supplementary information under the IFRS, whereby no statement of value added presentation is required. These statements have been subject to the same auditing procedures previously described and, in our opinion, are presented fairly, in all material respects, in relation to the overall financial statements.

Audit of the financial statements for the year ended December 31, 2013

The individual and consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. for the year ended December 31, 2013 were audited by other independent auditors who expressed an unmodified opinion thereon on their report dated March 25, 2014.

São Paulo, March 26, 2015.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Luiz Carlos Passetti Accountant CRC-1SP144343/O-3	Vanessa R. Martins Accountant CRC-1SP244569/O

GOL Linhas Aéreas Inteligentes S.A.

Company Profile / Subscribed Capital

Number of shares	Current Year
12/31/2014
Paid-in capital	5,035,037,140
Preferred	139,315,357
Total	5,174,352,497
Treasury	2,083,875
Total	2,083,875

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Balance Sheets - Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 12/31/2014	Prior Year 12/31/2013
1	Total assets	1,790,138	2,513,648
1.01	Current assets	561,036	363,767
1.01.01	Cash and cash equivalents	459,364	343,793
1.01.02	Short-term investments	56,491	2,524
1.01.06	Recoverable taxes	10,289	9,991
1.01.07	Prepaid expenses	532	438
1.01.08	Other current assets	34,360	7,021
1.01.08.01	Noncurrent assets for sale	7	7
1.01.08.01.01	Restricted cash	7	7
1.01.08.03	Others	34,353	7,014
1.02	Noncurrent assets	1,229,102	2,149,881
1.02.01	Long-term assets	186,195	174,900
1.02.01.06	Taxes	84,697	84,567
1.02.01.06.01	Deferred taxes	65,305	54,998
1.02.01.06.02	Recoverable taxes	19,392	29,569
1.02.01.08	Related-party transactions	52,778	49,961
1.02.01.08.04	Other related-party transactions	52,778	49,961
1.02.01.09	Other noncurrent assets	48,720	40,372
1.02.01.09.03	Deposits	26,706	20,170
1.02.01.09.04	Restricted cash	22,014	20,202
1.02.02	Investments	181,220	1,084,149
1.02.03	Property, plant and equipment	861,687	890,832

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Balance Sheets - Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 12/31/2014	Prior Year 12/31/2013
2	Total liabilities and stockholder’s equity	1,790,138	2,513,648
2.01	Current liabilities	58,908	84,710
2.01.01	Salaries, wages and benefits	519	1,092
2.01.01.02	Salaries, wages and benefits	519	1,092
2.01.02	Suppliers	437	3,769
2.01.03	Taxes payable	-	1,246
2.01.04	Short-term debt	56,619	47,488
2.01.05	Other liabilities	567	31,115
2.01.05.02	Others	567	31,115
2.01.05.02.04	Other liabilities	567	800
2.01.05.02.05	Derivative transactions	-	30,315
2.01.06	Provisions	766	-
2.02	Noncurrent liabilities	2,249,617	1,778,012
2.02.01	Long-term debt	2,098,209	1,651,494
2.02.02	Other liabilities	151,408	126,518
2.02.02.01	Liabilities with related-party transactions	151,408	113,741
2.02.02.02	Others	-	12,777
2.02.02.02.03	Taxes payable	-	12,777
2.03	Stockholder’s equity	(518,387)	650,926
2.03.01	Capital	2,581,913	2,469,623
2.03.01.01	Issued capital	2,618,748	2,501,574
2.03.01.02	Cost on issued shares	(36,886)	(31,951)
2.03.01.03	Shares to be issued	51	-
2.03.02	Capital reserves	165,772	156,688
2.03.02.01	Premium on issue of shares	32,387	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(31,357)	(32,116)
2.03.02.07	Share-based payments	93,763	85,438
2.03.05	Accumulated losses	(3,814,522)	(2,568,353)
2.03.06	Equity valuation adjustments	548,450	592,968
2.03.06.01	Equity valuation adjustments	(138,713)	(18,162)
2.03.06.02	Change in equity through public offer	687,163	611,130

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statements of Operations

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013
3.04	Operating expenses/revenues	(854,373)	(502,860)
3.04.02	General and administrative expenses	(13,046)	(25,978)
3.04.04	Other operating income	72,295	116,710
3.04.06	Equity in subsidiaries	(913,622)	(593,592)
3.05	Loss before taxes and financial result	(854,373)	(502,860)
3.06	Financial result	(409,234)	(296,736)
3.06.01	Financial income	12,269	23,311
3.06.01.01	Financial income	12,269	23,311
3.06.02	Financial expenses	(421,503)	(320,047)
3.06.02.01	Financial expenses	(259,182)	(186,204)
3.06.02.02	Exchange variation, net	(162,321)	(133,843)
3.07	Loss before taxes	(1,263,607)	(799,596)
3.08	Income taxes	17,438	3,049
3.08.01	Current	74	(7,305)
3.08.02	Deferred	17,364	10,354
3.09	Result from continuing operations, net	(1,246,169)	(796,547)
3.11	Net loss for the year	(1,246,169)	(796,547)

GOL Linhas Aéreas Inteligentes S.A.

Individual Statements of Comprehensive Loss

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013
4.01	Net loss for the year	(1,246,169)	(796,547)
4.02	Other comprehensive (loss) income	(120,551)	50,420
4.02.02	Cash flow hedges	(182,653)	76,395
4.02.03	Tax effect	62,102	(25,975)
4.03	Comprehensive loss for the year	(1,366,720)	(746,127)

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statements of Cash Flows - Indirect Method

(In thousands of Brazilian Reais)

		Current Year	Prior Year YTD
Line code	Line item	01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013
6.01	Net cash (used in) generated by operating activities	(121,661)	246,965
6.01.01	Cash flows from operating activities	1,172,243	822,973
6.01.01.02	Deferred taxes	(17,364)	(10,354)
6.01.01.03	Equity in subsidiaries	913,622	593,592
6.01.01.04	Share-based payments	5,597	5,481
6.01.01.05	Exchange and monetary variations, net	245,627	197,579
6.01.01.06	Interest on loans	147,968	135,217
6.01.01.07	Unrealized results of hedge, net	15,901	30,315
6.01.01.08	Interest paid	(139,108)	(130,523)
6.01.01.12	Write-off property, plant and equipment and intangible assets	-	1,666
6.01.02	Changes assets and liabilities	(47,735)	220,539
6.01.02.01	Deposits	(6,536)	(1,622)
6.01.02.02	Prepaid expenses and recoverable taxes	7,807	3,769
6.01.02.03	Suppliers	(3,333)	3,723
6.01.02.04	Taxes payable	(1,682)	(415)
6.01.02.05	Other obligations	906	2,106
6.01.02.06	Other assets	9,643	10,304
6.01.02.07	Financial applications used for trading	(53,967)	173,889
6.01.02.08	Dividends and interest on capital received through subsidiary	-	28,283
6.01.02.09	Salaries, wages and benefits	(573)	502
6.01.03	Other	(1,246,169)	(796,547)
6.01.03.01	Net loss for the year	(1,246,169)	(796,547)
6.02	Net cash (used in) generated by investing activities	(113,461)	239,740
6.02.01	Advance for future capital increase	65,703	-
6.02.02	Restricted cash	(1,811)	(19,945)
6.02.03	Advances for property, plant and equipment acquisition	29,145	-
6.02.05	Advances for future capital increase	-	(223,044)
6.02.06	Related-party transactions	(245)	484,301
6.02.07	Capital increase on subsidiary	(830,802)	(1,572)
6.02.08	Dividends received by subsidiary	80,693	-
6.02.09	Capital decrease by subsidiary	543,856	-
6.03	Net cash generated by (used in) financing activities	350,693	(390,057)
6.03.01	Loan funding	760,774	-
6.03.02	Loan and lease payment	(1,007,791)	(15,000)
6.03.03	Credit (debt) with related parties	485,420	(380,177)
6.03.06	Capital increase	117,174	1,885
6.03.07	Cost on issue of shares	(4,935)	-
6.03.08	Disposal of treasury shares	-	3,235
6.03.09	Shares to be issued	51	-
6.05	Net increase in cash and cash equivalents	115,571	96,648
6.05.01	Cash and cash equivalents at beginning of the year	343,793	247,145
6.05.02	Cash and cash equivalents at end of the year	459,364	343,793

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statements of Stockholders' Equity  - From 01/01/2014 to 12/31/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total equity
5.01	Opening balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.03	Adjusted balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.04	Stockholder’s capital transactions	112,290	85,117	-	-	197,407
5.04.01	Capital increase	116,403	-	-	-	116,403
5.04.02	Cost on issue of shares	(4,935)	-	-	-	(4,935)
5.04.08	Share-based payments	-	9,084	-	-	9,084
5.04.09	Stock options exercised	822	-	-	-	822
5.04.10	Gains on change on investment	-	2,063	-	-	2,063
5.04.11	Gains on investment sold - G.A. Smiles	-	73,970	-	-	73,970
5.05	Total comprehensive loss	-	-	(1,246,169)	(120,551)	(1,366,720)
5.05.01	Net loss for the year	-	-	(1,246,169)	-	(1,246,169)
5.05.02	Other comprehensive loss	-	-	-	(120,551)	(120,551)
5.05.02.06	Other comprehensive result, net	-	-	-	(120,551)	(120,551)
5.07	Closing balance	2,581,913	852,935	(3,814,522)	(138,713)	(518,387)

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statements of Stockholders' Equity - From 01/01/2013 to 12/31/2013

(In thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,499,689	73,527	(1,771,806)	(68,582)	732,828
5.03	Adjusted balance	2,499,689	73,527	(1,771,806)	(68,582)	732,828
5.04	Stockholder’s capital transactions	1,885	656,157	-	-	658,042
5.04.08	Share-based payments	1,885	-	-	-	1,885
5.04.09	Treasury shares sold	-	3,235	-	-	3,235
5.04.10	Change on equity through public offering	-	611,130	-	-	611,130
5.04.11	Goodwill reserve	-	41,792	-	-	41,792
5.05	Total comprehensive income/loss	-	6,183	(796,547)	50,420	(739,944)
5.05.01	Net loss for the year	-	-	(796,547)	-	(796,547)
5.05.02	Other comprehensive income	-	6,183	-	50,420	56,603
5.05.02.06	Other comprehensive result, net	-	-	-	50,420	50,420
5.05.02.07	Current year adjustment	-	6,183	-	-	6,183
5.07	Closing balance	2,501,574	735,867	(2,568,353)	(18,162)	650,926

GOL Linhas Aéreas Inteligentes S.A.

Individual Financial Statements / Statements of Value Added

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013
7.01	Revenue	72,295	116,710
7.01.02	Other revenue	72,295	116,710
7.01.02.01	Other operating income	72,295	116,710
7.02	Acquired from third parties	(7,375)	(18,506)
7.02.02	Material, power, third-party services and other	(7,375)	(18,506)
7.03	Gross value added	64,920	98,204
7.05	Added value produced	64,920	98,204
7.06	Value added received in transfer	(901,353)	(570,281)
7.06.01	Equity in subsidiaries	(913,622)	(593,592)
7.06.02	Financial income	12,269	23,311
7.07	Total wealth for distribution	(836,433)	(472,077)
7.08	Wealth for distribution	(836,433)	(472,077)
7.08.01	Employees	6,921	7,292
7.08.01.01	Salaries	6,650	7,190
7.08.01.03	F.G.T.S.	271	102
7.08.02	Taxes	(18,688)	(2,869)
7.08.02.01	Federal taxes	(18,688)	(2,869)
7.08.03	Third-party capital remuneration	421,503	320,047
7.08.03.01	Interest	345,494	289,732
7.08.03.03	Other	76,009	30,315
7.08.04	Return on own capital	(1,246,169)	(796,547)
7.08.04.03	Loss for the year	(1,246,169)	(796,547)

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Balance Sheets - Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 12/31/2014	Prior Year 12/31/2013
1	Total assets	9,976,647	10,638,448
1.01	Current assets	2,986,198	3,565,709
1.01.01	Cash and cash equivalents	1,898,773	1,635,647
1.01.02	Short-term investments	355,134	1,244,034
1.01.02.01	Short-term investments at fair value	355,134	1,244,034
1.01.02.01.03	Restricted cash	58,310	88,417
1.01.02.01.04	Short-term investments	296,824	1,155,617
1.01.03	Accounts receivable	352,284	324,821
1.01.04	Inventories	138,682	117,144
1.01.06	Recoverable taxes	81,245	52,124
1.01.07	Prepaid expenses	99,556	80,655
1.01.08	Other current assets	60,524	111,284
1.01.08.03	Others	60,524	111,284
1.01.08.03.03	Other credits	41,678	62,350
1.01.08.03.04	Rights on derivatives transactions	18,846	48,934
1.02	Noncurrent assets	6,990,449	7,072,739
1.02.01	Long-term assets	1,665,746	1,606,390
1.02.01.06	Taxes	557,309	561,694
1.02.01.06.01	Deferred Taxes	486,975	488,157
1.02.01.06.02	Recoverable taxes	70,334	73,537
1.02.01.07	Prepaid expenses	18,247	26,526
1.02.01.09	Other noncurrent assets	1,090,190	1,018,170
1.02.01.09.03	Restricted cash	273,240	166,039
1.02.01.09.04	Deposits	793,508	847,708
1.02.01.09.05	Other credits	23,442	4,423
1.02.02	Investments	8,483	-
1.02.03	Property, plant and equipment	3,602,034	3,772,159
1.02.03.01	Property, plant and equipment in operation	1,522,310	1,596,462
1.02.03.01.01	Other flight equipments	935,209	987,310
1.02.03.01.02	Advances for property, plant and equipment acquisition	456,197	467,763
1.02.03.01.04	Others	130,904	141,389
1.02.03.02	Property, plant and equipment under leasing	2,079,724	2,175,697
1.02.03.02.01	Property, plant and equipment under financial leasing	2,079,724	2,175,697
1.02.04	Intangible	1,714,186	1,694,190
1.02.04.01	Intangible	1,156,701	1,151,888
1.02.04.02	Goodwill	557,485	542,302

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Balance Sheets - Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 12/31/2014	Prior Year 12/31/2013
2	Total liabilities and equity	9,976,647	10,638,448
2.01	Current liabilities	4,212,646	3,446,791
2.01.01	Salaries, wages and benefits	255,440	233,584
2.01.01.02	Salaries, wages and benefits	255,440	233,584
2.01.02	Suppliers	686,151	502,919
2.01.03	Taxes payable	100,094	94,430
2.01.04	Short-term debt	1,110,734	440,834
2.01.05	Other liabilities	1,853,133	1,975,553
2.01.05.02	Others	1,853,133	1,975,553
2.01.05.02.04	Taxes and landing fees	315,148	271,334
2.01.05.02.05	Advance ticket sales	1,101,611	1,219,802
2.01.05.02.06	Mileage program	220,212	195,935
2.01.05.02.07	Advances from customers	3,196	167,759
2.01.05.02.08	Other liabilities	127,600	90,408
2.01.05.02.09	Liabilities from derivative transactions	85,366	30,315
2.01.06	Provisions	207,094	199,471
2.02	Noncurrent liabilities	6,096,975	5,973,157
2.02.01	Long-term debt	5,124,505	5,148,551
2.02.02	Other liabilities	693,904	541,703
2.02.02.02	Others	693,904	541,703
2.02.02.02.03	Mileage program	559,506	456,290
2.02.02.02.04	Advances from customers	-	3,645
2.02.02.02.05	Taxes payable	34,807	61,038
2.02.02.02.06	Other liabilities	99,591	20,730
2.02.04	Provisions	278,566	282,903
2.03	Stockholder’s equity	(332,974)	1,218,500
2.03.01	Capital	2,468,585	2,356,295
2.03.01.01	Issued capital	2,618,748	2,501,574
2.03.01.02	Cost on issued shares	(150,214)	(145,279)
2.03.01.03	Shares to be issued	51	-
2.03.02	Capital reserves	165,772	156,688
2.03.02.01	Premium on issue of shares	32,387	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(31,357)	(32,116)
2.03.02.07	Share-based payments	93,763	85,438
2.03.05	Accumulated losses	(3,701,194)	(2,455,025)
2.03.06	Equity valuation adjustments	548,450	592,968
2.03.06.01	Equity valuation adjustments	(138,713)	(18,162)
2.03.06.02	Change in equity through public offer	687,163	611,130
2.03.09	Participation of non-controlling Company’s stockholders	185,413	567,574

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements /Statements of Operations

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013
3.01	Sales and services revenue	10,066,214	8,956,212
3.01.01	Passenger	9,045,831	8,122,161
3.01.02	Cargo and other	1,020,383	834,051
3.02	Cost of sales and/or services	(8,147,202)	(7,476,409)
3.03	Gross profit	1,919,012	1,479,803
3.04	Operating expenses	(1,414,070)	(1,213,814)
3.04.01	Sales expenses	(877,140)	(725,439)
3.04.01.01	Marketing expenses	(877,140)	(725,439)
3.04.02	General and administrative expenses	(606,735)	(605,085)
3.04.04	Other operating income	72,295	116,710
3.04.06	Equity in subsidiaries	(2,490)	-
3.05	Result before income taxes and financial result	504,942	265,989
3.06	Financial result	(1,457,622)	(919,216)
3.06.01	Financial income	407,716	602,524
3.06.01.01	Financial income	407,716	602,524
3.06.02	Financial expenses	(1,865,338)	(1,521,740)
3.06.02.03	Exchange variation, net	(436,207)	(490,096)
3.06.02.04	Financial expenses	(1,429,131)	(1,031,644)
3.07	Loss before income taxes	(952,680)	(653,227)
3.08	Income taxes	(164,601)	(71,363)
3.08.01	Current	(120,784)	(96,807)
3.08.02	Deferred	(43,817)	25,444
3.09	Result from continuing operations, net	(1,117,281)	(724,590)
3.11	Net loss for the year	(1,117,281)	(724,590)
3.11.01	Attributable to Company’ stockholders	(1,246,169)	(796,547)
3.11.02	Attributable to non-controlling Company’ stockholders	128,888	71,957

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Statements of Comprehensive Loss

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013
4.01	Net loss for the year	(1,117,281)	(724,590)
4.02	Other comprehensive income (loss)	(120,551)	50,420
4.02.02	Cash flow hedges	(182,653)	76,395
4.02.03	Tax effect	62,102	(25,975)
4.03	Comprehensive income/loss for the year	(1,237,832)	(674,170)
4.03.01	Attributable to Company’ stockholders	(1,366,720)	(746,127)
4.03.02	Attributable to non-controlling Company’ stockholders	128,888	71,957

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statements of Cash Flows - Indirect Method

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013
6.01	Net cash generated by operating activities	968,682	403,881
6.01.01	Cash flows from operating activities	1,808,679	1,631,762
6.01.01.01	Depreciation and amortization	463,296	560,966
6.01.01.02	Allowance for doubtful accounts	17,143	4,389
6.01.01.03	Provisions for judicial deposits	12,245	21,125
6.01.01.05	Reversion for inventory obsolescence	631	(5,364)
6.01.01.06	Deferred taxes	43,817	(25,444)
6.01.01.07	Share-based payments	10,338	7,088
6.01.01.08	Exchange and monetary variations, net	636,637	598,592
6.01.01.09	Interest on loans and financial lease	446,636	248,843
6.01.01.10	Unrealized hedge results	15,901	(28,872)
6.01.01.12	Mileage program	127,493	163,013
6.01.01.13	Write-off property, plant and equipment and intangible assets	5,418	19,453
6.01.01.14	Equity in subsidiaries	2,490	-
6.01.01.15	Result share plan provision	27,000	51,950
6.01.01.16	Impairment losses	-	16,023
6.01.01.17	Transaction effect between shareholders	(366)	-
6.01.02	Changes assets and liabilities	277,284	(503,291)
6.01.02.01	Accounts receivable	(44,606)	(3,545)
6.01.02.02	Inventories	(22,169)	26,259
6.01.02.03	Deposits	138,561	(116,336)
6.01.02.04	Prepaid expenses, insurance and tax recoverable	(32,101)	(7,983)
6.01.02.05	Other assets	1,654	12,911
6.01.02.06	Suppliers	183,231	22,734
6.01.02.07	Advanced ticket sales	(118,191)	396,612
6.01.02.08	Advances from customers	(168,210)	77,809
6.01.02.09	Salaries, wages and benefits	(5,144)	(25,884)
6.01.02.10	Taxes and landing fees	43,814	30,595
6.01.02.11	Taxes payable	125,789	115,187
6.01.02.12	Provisions	(151,423)	(159,909)
6.01.02.13	Other Liabilities	85,899	(12,658)
6.01.02.14	Interest paid	(427,698)	(257,283)
6.01.02.15	Income tax paid	(123,716)	(80,615)
6.01.02.16	Liabilities from derivative transactions	(67,199)	49,404
6.01.02.17	Financial applications used for trading	858,793	(570,589)
6.01.03	Others	(1,117,281)	(724,590)
6.01.03.01	Net loss for the year	(1,117,281)	(724,590)
6.02	Net cash used in investing activities	(271,100)	(318,936)
6.02.01	Investment acquisition	(25,791)	-
6.02.02	Restricted cash	(77,094)	(29,932)
6.02.03	Property, plant and equipment	(199,176)	(237,982)
6.02.04	Intangible	(46,308)	(51,035)
6.02.05	Investment sale, net	65,703	-
6.02.06	Cash from incorporation	-	13
6.02.07	Advances for property, plant and equipment acquisition	11,566	-

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statements of Cash Flows - Indirect Method (Continued)

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013
6.03	Net cash (used in) generated by financing activities	(309,584)	807,162
6.03.01	Loan funding	2,152,544	403,984
6.03.02	Capital increase on subsidiary	-	1,095,772
6.03.03	Payments	(1,797,308)	(437,784)
6.03.04	Dividend Paid	(67,409)	-
6.03.05	Capital increase	119,520	1,885
6.03.06	Financial leasing payment	(255,903)	(238,850)
6.03.07	Disposal of treasury shares	-	3,235
6.03.09	Cost on issue of shares	(4,935)	-
6.03.10	Cost on loans	-	-
6.03.11	Shares to be issued	51	-
6.03.12	Dividends and interest on capital paid through subsidiary	-	(21,080)
6.03.13	Capital decrease by subsidiary	(456,144)	-
6.04	Exchange and monetary variations, net	(124,872)	(32,011)
6.05	Net increase in cash and cash equivalents	263,126	860,096
6.05.01	Cash and cash equivalents at beginning of the year	1,635,647	775,551
6.05.02	Cash and cash equivalents at end of the year	1,898,773	1,635,647

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statements of Stockholders' Equity - From 01/01/2014 to 12/31/2014

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other Comprehensive loss	Consolidated Equity	Non-controlling Interests	Total consolidated equity
5.01	Opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.03	Adjusted balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.04	Stockholder’s capital transactions	112,290	85,117	-	-	197,407	(480,593)	(283,186)
5.04.01	Capital increase	116,403	-	-	-	116,403	-	116,403
5.04.02	Cost on Issued Shares	(4,935)	-	-	-	(4,935)	-	(4,935)
5.04.06	Dividend	-	-	-	-	-	(67,409)	(67,409)
5.04.08	Share-based payments	-	9,084	-	-	9,084	1,254	10,338
5.04.09	Stock options exercised	822	-	-	-	822	2,346	3,168
5.04.10	Gains on change on investment	-	2,063	-	-	2,063	1,411	3,474
5.04.11	Gains on investment sold - G.A. Smiles	-	73,970	-	-	73,970	37,949	111,919
5.04.13	Capital decrease of subsidiary	-	-	-	-	-	(456,144)	(456,144)
5.05	Total comprehensive (loss) income	-	-	(1,225,478)	(120,551)	(1,346,029)	128,888	(1,217,141)
5.05.01	Net loss for the year	-	-	(1,225,478)	-	(1,225,478)	128,888	(1,096,590)
5.05.02	Other comprehensive income/loss	-	-	-	(120,551)	(120,551)	-	(120,551)
5.05.02.06	Other comprehensive results, net	-	-	-	(120,551)	(120,551)	-	(120,551)
5.06	Changes on equity	-	-	-	-	-	(30,456)	(30,456)
5.06.04	Dividends to be paid	-	-	-	-	-	(15,740)	(15,740)
5.06.05	Interest on capital to be paid	-	-	-	-	-	(14,716)	(14,716)
5.07	Closing balance	2,468,585	852,935	(3,680,503)	(138,713)	(497,696)	185,413	(312,283)

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statements of Stockholders' Equity - From 01/01/2013 to 12/31/2013

(In thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive loss	Total consolidated equity	Non-controlling Interests	Total consolidated equity
5.01	Opening balance	2,499,689	(39,801)	(1,658,478)	(68,582)	732,828	-	732,828
5.03	Adjusted opening balance	2,499,689	(39,801)	(1,658,478)	(68,582)	732,828	-	732,828
5.04	Stockholder’s capital transactions	1,885	662,340	-	-	664,225	495,617	1,159,842
5.04.05	Treasury shares sold	-	3,235	-	-	3,235	-	3,235
5.04.06	Dividends paid by subsidiary	-	-	-	-	-	(21,080)	(21,080)
5.04.08	Share-based payments	1,885	-	-	-	1,885	-	1,885
5.04.09	Change on equity through public offering	-	611,130	-	-	611,130	484,642	1,095,772
5.04.10	Capital reserve	-	41,792	-	-	41,792	31,150	72,942
5.04.11	Share-based payments	-	6,183	-	-	6,183	905	7,088
5.05	Total comprehensive loss	-	-	(796,547)	50,420	(746,127)	71,957	(674,170)
5.05.02	Other comprehensive loss, net	-	-	(796,547)	50,420	(746,127)	71,957	(674,170)
5.05.02.06	Loss for the year	-	-	(796,547)	-	(796,547)	71,957	(724,590)
5.05.02.07	Other comprehensive results, net	-	-	-	50,420	50,420	-	50,420
5.07	Closing balance	2,501,574	622,539	(2,455,025)	(18,162)	650,926	567,574	1,218,500

GOL Linhas Aéreas Inteligentes S.A.

Consolidated Financial Statements / Statements of Value Added

(In thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 12/31/2014	01/01/2013 to 12/31/2013
7.01	Revenue	10,726,101	9,592,642
7.01.02	Other revenue	10,724,836	9,597,031
7.01.02.01	Passengers, cargo and other	10,652,541	9,480,321
7.01.02.02	Other operating income	72,295	116,710
7.01.04	Allowance/reversal for doubtful accounts	1,265	(4,389)
7.02	Acquired from third parties	(6,934,507)	(6,205,496)
7.02.02	Material, power, third-party services and other	(2,350,411)	(2,017,243)
7.02.04	Other	(4,584,096)	(4,188,253)
7.02.04.01	Suppliers of fuel and lubrificants	(3,893,048)	(3,656,361)
7.02.04.02	Aircraft insurance	(22,411)	(20,222)
7.02.04.03	Sales and advertising	(668,637)	(511,670)
7.03	Gross value added	3,791,594	3,387,146
7.04	Retentions	(463,709)	(560,966)
7.04.01	Depreciation, amortization and exhaustion	(463,709)	(560,966)
7.05	Added value produced	3,327,885	2,826,180
7.06	Value added received in transfer	405,226	602,524
7.06.01	Equity in subsidiaries	(2,490)	-
7.06.02	Financial income	407,716	602,524
7.07	Total wealth for distribution	3,733,111	3,428,704
7.08	Wealth for distribution	3,733,111	3,428,704
7.08.01	Employees	1,284,867	1,270,139
7.08.01.01	Salaries	1,081,941	1,060,841
7.08.01.02	Benefits	111,033	127,490
7.08.01.03	F.G.T.S.	91,893	81,808
7.08.02	Taxes	855,615	590,265
7.08.02.01	Federal taxes	827,611	558,837
7.08.02.02	State taxes	25,679	28,988
7.08.02.03	Municipal taxes	2,325	2,440
7.08.03	Third-party capital remuneration	2,709,910	2,220,933
7.08.03.01	Interest	1,758,850	1,460,878
7.08.03.02	Rent	844,571	699,193
7.08.03.03	Other	106,489	60,862
7.08.04	Capital remuneration	(1,117,281)	(652,633)
7.08.04.02	Dividends	-	21,267
7.08.04.03	Loss for the year	(1,246,169)	(724,590)
7.08.04.04	Non-controlling interest	128,888	50,690

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

1.     General information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company established on March 12, 2004, in accordance with the Brazilian Corporate Laws. The Company is engaged in controlling its subsidiaries: (i) VRG Linhas Aéreas S.A. (“VRG”), which essentially explores (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; and (b) complementary activities of flight transport services provided in its bylaws; and (ii) Smiles S.A., which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent Company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”), Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of Webjet Linhas Aéreas S.A. ("Webjet").

On February 28, 2011, the subsidiary VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. On November 2014, SCP BOB was diluted, and all the operations were fully absorbed by VRG.

The Company’s shares are traded on BM&FBOVESPA and on the New York Stock Exchange (“NYSE”). The Company adopted Differentiated Corporate Governance Practices of Level 2 from BM&FBOVESPA and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to the differentiated corporate governance practices.

2.     Approval and summary of significant accounting policies applied in preparing the financial statements

The financial statements were authorized for issuance at the Board of Directors’ meeting held on March 26, 2015. The Company’s registered Office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1.    Declaration of conformity

a)    Consolidated financial statements

The Company’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board (“IASB”) and interpretations issued by International Financial Reporting Interpretations Committee (“IFRIC”), settled in Brazil through Comitê de Pronunciamentos Contábeis (“CPC”) and its technical accounting interpretations (“ICPC”) and guidelines (“OCPC”), approved by the Brazilian Securities Comission - Comissão de Valores Mobiliários (“CVM”).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)    Individual financial statements

The individual financial statements of the parent Company were prepared in accordance with accounting practices adopted in Brazil, which comprise the corporate law requirements, under law nº6,404/76 with amendments to law nº11,638/07 and law nº11,941/09, and the accounting pronouncements, interpretations and guidelines issued by CPC, approved by CVM. Until December 31, 2013, these practices were different from IFRS applicable to separate financial statements, only in related to the evaluation of investments in subsidiaries, associates and jointly controlled entities using the equity method, whereas under IFRS would be by cost or fair value.

With the issuance of the IAS 27 standard (“Separate financial statements”) reviewed by IASB in 2014, the separate financial statements in accordance with IFRS were allowed to apply the equity method for valuation of investments in subsidiaries, associates and jointly controlled entities. On December, 2014, CVM issued the resolution nº733/14, which approved the Standards Review Technical Document nº07 regarding the Pronouncements CPC 18, CPC 35 and CPC 37, supporting the review on IAS 27 and allowing its adoption from the year ended December 31, 2014. Accordingly, the individual financial statements of the parent Company is in accordance with IFRS from this year.

2.2.    Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investiments measure through the equity method.

Except the subsidiary Gol Dominicana, which Dollar is the functional currency, all the other entities of the group hold the Real as the functional currency. The presentation currency of these financial statements is the Brazilian Real.

The summary of significant accounting policies adopted by the Company is as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

a)         Basis of consolidation

The consolidated financial statements comprise Gol Linhas Aéreas Inteligentes S.A., its direct and indirect subsidiaries, jointly subsidiary and associate, as presented below:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					12/31/2014	12/31/2013
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
LuxCo	06/21/2013	Luxemburg	Financial funding	Direct	100.0	100.0
Subsidiaries:
VRG	04/09/2007	Brazil	Flight transportantion	Direct	100.0	100.0
Webjet	08/01/2011	Brazil	-	Indirect	100.0	100.0
SCP BOB	02/28/2011	Brazil	On-board sales	Indirect	-	50.0
Smiles	06/10/2012	Brazil	Frequent flyer program	Direct	54.3	57.3
Gol Dominicana	02/28/2013	Dominican Republic	Pre-operational phase	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Frequent flyer program	Indirect	21.2	-

(*) The extensions are the entities organized for the specific purpose of continuing the headquarter operation, or yet, present rights and/or obligations in order to supply the headquarter requirements. Besides, do not hold an independent management itself and do not have autonomy on taking decisions. These entities present the consolidated assets and liabilities side by side on the individual financial statements. On this category are the VRG’s offshores (South America, Caribbean and United States), which assets and liabilities are presented on the consolidated financial statements.

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, income and expenses between the entities are fully eliminated in the consolidated financial statements.

b)         Cash and cash equivalents, short-term investments and restricted cash

In this line are classified the bank deposits and short term investments with maturities of less than 90 days (or with no deadlines for redemption) which have high liquidity and are readily convertible into an amount of cash and have an insignificant risk of value changes, measured at fair value through income. Restricted cash consists on financial applications measured at fair value through profit or loss, as guarantees related to financial instruments and short and long-term financing. Financial applications include exclusive investment funds, which are fully consolidated.

c)         Trade receivable

Are measured based on cost (less allowances for doubtful accounts), which approximates its fair value, due to its short-term features. The allowance for doubtful accounts is made for all accounts overdue for more than 90 days for installment sales by Voe Fácil Program, travel and cargo agencies, and 180 days for airline partners. Additionally, in some cases, the Company performs individual analysis of the receivable risks.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

d)         Inventories

Inventories are composed primarily of maintenance and spare parts and materials. The costs of inventories are determined under the average cost method and include expenses incurred in their acquisition and transportation to their current location. The provision for inventory obsolescence is recorded when losses are probable.

e)         Financial assets and liabilities

Initially, the Company measures financial assets and liabilities at fair value. The subsequent measurement of certain asset and liability depends on the instrument classification, which is determined at initial recognition and annually reviewed according with the Company's intentions.

Consist of non-derivate financial investments and include investments in debt instruments, accounts receivable and other receivables, short and long-term loans, other accounts payable, other debts and derivative agreements.

i. Measured at amortized cost: financial itens with fixed or ascertainable payments that are not regularly traded before maturity are registered at amortized cost based on effective interest rate method. Inflation adjustment, interest and foreign exchange changes, net of impairment losses (if applicable), are registered in statement of operations as financial revenue or expenses, when incurred. The main assets that the Company held under this category are accounts receivable, deposits in guarantee and other credits, short and long-term debts (including finance leases) and trade accounts payable.

ii. Measured at fair value or available for sale (mainly acquired to be sold on short term): interest, inflation adjustment, foreign exchange changes and changes arising from the adjustment to fair value are recognized in statement of operations, as financial income or expenses. The Company holds short-term investments classified as cash equivalents under this category.

iii. Derivatives: the Company and its subsidiaries contract derivatives financial instruments in order to hedge against fuel prices fluctuations, interest currency and interest rate. The derivatives can be or not designated as hedge accounting, and, if designated as hedge accounting, are classified as fair value hedge or cash flow hedge. At the beginning of the hedge operation, the Company and its subsidiaries document the relationship between the hedging instrument and the hedged item with the objectives of the risk management, and the operation to be designated as hedge accounting. The Company follows the international practices to account the fair value hedge (counterpart in statement of operations) and cash flow hedge (portion related to “Other comprehensive result” and ineffective portion to statement of operations under financial result).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

On financial instruments designated as cash flow hedge, the moment that the hedged item affects the profit or loss, the amounts previously registered and accumulated in equity under “Other comprehensive result” are reclassified to profit or loss, on the same group that the hedged item is registered.

iv. Derecognition and offsetting: the Company offsets a financial item only when the contractual right or obligation of the cash flow from this item expires, or when the asset is transferred and all the risks and benefits of this asset goes to a third part. If the Company neither transfers nor retains substantially all the risks and benefits of the financial item transferred, but continues to control it, recognizes its retained portion and the related liability to the amounts payable. If maintains all the risks and benefits of the financial asset transferred, the Company maintains the register of the asset.The hedge register is discontinued prospectively when the Company and its subsidiaries (i) cancel the hedge operation; (ii) the derivative matures or is sold, terminated, or exercised, or (iii) when no longer qualifies as hedge accounting.  If the operation is discontinued, any gains or losses previously registered and accumulated on equity as “Other comprehensive result” until that date are registered on statement of operations as the operation is registered. When the Company expects that the hedge operation no longer occurs, the accumulated and deferred gains or losses on equity are immediately registered on  the statement of operations.

f)          Deposits

i. Aircraft and engine maintenance deposits: refer to payments made in U.S. Dollars by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The realization of these assets occurs substantially by the receipts of funds, according to the renegotiations with the lessors. The exchange rate variations arising from payments, net of uses for maintenance, are recognized as an expense or revenue in the financial result. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

Certain lease agreements establish that when the amounts previously used in maintenance services are lower than the amounts deposited, the existing deposits are not refundable. Any excess amounts retained by the lessor upon the lease contract termination date, which are not considered material, are recognized as additional aircraft lease expense.

Additionally, the Company maintains agreements with some lessors to replace deposits by letters of credit, which can be claimed by the lessor if the aircraft maintenance does not occur as established with the scheduled review. Many of the aircraft lease agreements do not require maintenance deposits and have the letters of credit as a guarantee that the maintenance periods will be executed as scheduled. Until December 31, 2014, no letter of credit had been executed.

ii. Deposits in guarantee and collaterals for lease agreements: The deposits in guarantee and collaterals are represented by amounts deposited to lessors of the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

g)         Sale-leaseback transactions

Lease payments under operating lease is recognized as an expense on a straight-line basis over the lease term in “Aircraft leasing”. Future payments are not recognized in the financial statements but are future commitments undertaken are presented on Note 29a.

The gains or losses from sale-leaseback transactions classified as operating lease after the sale are recorded as below:

•      Immediately in statement of operations when the transaction is measured at fair value;

•      If the transaction price is established below the fair value, the profit or loss is recognized in the statement of operations, except if the loss is offset by leasing future payments established below the market value (the gains or losses are amortized proportionally as the leasing is paid during the year the asset is expected to be used);

•      If the sale price is higher than the fair value of the asset, the exceed value is deferred and amortized during the year that the asset is expected to be used. The amortization of these gains is registered as a decrease of the leasing expenses.

The amount of deferred losses is registered as prepaid expenses, and the amount of deferred gains is registered as other liabilities. The breakdown between short and long-term is in accordance with the leasing agreement maturity.

h)         Property, plant and equipment

The property, plant and equipment items, including rotable parts, are recorded at acquisition or construction costs, including interest and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. The estimated useful life for property and equipment, for depreciation purposes, is disclosed in Note 15.

The estimated market value at the end of its useful life is a premise for measuring the residual value of the Company’s property, plant and equipment. Except for aircraft with purchase option at the end of the agreements, the other items have no residual value. The residual value and the useful life of assets are reviewed and adjusted, if necessary, at every year.

The carring amount of the property, plant and equipment is analyzed in order to verify possible impairment losses when events or changes in circumstances indicate that the book amount is higher than the estimated recoverable amount.

A write-off of a fixed asset item occurs after disposal or when there is no future economic benefits resulting from continued use of the asset. Any gains or losses on fixed asset sales or write-offs are determined by the difference between the values received in the sale and the asset's book value, and are recognized in the statement of operations.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

i. Pre-delivery deposits: refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation and 737- MAX aircraft, by historical rate.

ii. Leasing agreements: assets held through financial leasing, when the risks and rewards are transferred to the Company, the asset is registered on the balance sheet. At the beginning of the leasing agreement, the Company registers the financial leasing as asset and liability at fair value, or, if lower, the present value of the minimum leasing payments.

The leased asset is depreciated over the useful life of the asset. However, when the Company does not hold the certainty that will obtain the asset property at the end of the leasing agreement, the asset is depreciated along with its expected useful life or the contractual lease term period, the lower from both.

The other engine and aircraft leasings are classified as operating leases and are registered as expenses on the statement of operations on a straight-line basis for the agreement maturity period.

iii. Expenses due to aircraft reconfiguration: the Company registers provisions for aircraft reconfiguration based on the return requirements, considering the costs regarding the return conditions on engines held under operating leases (see Note 15). After the initial recognition, the asset is linearly depreciated over the terms of the contract.

iv. Capitalization of the costs from major maintenances: costs on major maintenance (including replacement and labor parts) are capitalized only when there is an extension of the estimated useful life of the engine. Such costs are capitalized and depreciated until the next major maintenance.

i)          Intangible assets

Intangible assets are non-monetary assets without physical property, which book value is reviewed annually as to its recoverable amount, or when strong evidence of changes in circumstances indicates that the carrying amount may not be recoverable.

i. Goodwill: The goodwill value is tested annually by comparing the balance amount to fair value recoverable from the cash-generating units (VRG and Smiles). The Management performs considerable judgment to assess the impact of operating and macroeconomic changes in order to estimate the future cash flows and measure the recoverable amount of that asset. The assumptions adopted by the Company in the impairment tests are consistent with internal projections and operating plans.

ii. Airport operating rights: were acquired as part of the acquisition of VRG and of Webjet, and were capitalized at fair value at the acquisition date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements and necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of these rights is evaluated annually as to its recoverable amount or in case of changes in circumstances indicates that carrying values may not be recoverable. No impairment has been recorded until the present date.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

iii. Software: The costs related to the acquisition or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period on a straight-line basis in accordance with the software agreement.

j)          Income taxes

The income tax and social contribution expenses are represented by the sum of current and deferred income taxes.

i. Current taxes: the provision for income tax and social contribution is based on the years’ taxable income and tax loss carryforwards. The provisions for income and social contribution taxes are calculated individually for each Company in the group based on effective rates at the end of the year.

ii. Deferred tax: is recognized on temporary differences, tax losses and negative basis at the end of every period between the balances of assets and liabilities recognized in the financial statements and tax bases used in calculation of taxable income.

The carring amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that is not probable that sufficient taxable profits will be incurred to allow all or part of the deferred tax asset to be realized.

Defered tax related to items recognized directly in equity also has its deferred tax recognized in equity and not in the income statement. Deferred tax items are recognized in accordance with the transaction that gave rise to deferred tax in other comprehensive income or directly in equity.

The tax credits from tax losses and negative basis of social contribution are registered based on the future tax profit expected from the indivual Company and its subsidiaries, in accordance with legal limitations.

The forecasts of future tax profits under tax losses and negative basis of social contribution are prepared based on the business plan, and are annually reviewed and approved by the Company’s Board of Directors.

k)         Provisions

Provisions are recognized when the Company has a present obligation (legal or presumed) as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation.

i. Aircraft return provision: for some aircraft operating leases, the Company is contractually required to return the equipment in a predefined level of operational capability. In these cases, the Company accrues the cost of returning, since these are present obligations arising from past events that will generate future disbursements, which measurement is made with reasonable assurance. These costs are primarily related to expenses of aircraft reconfiguration (interior and exterior), obtaining licenses and certifications techniques, painting, etc. according to return agreement clauses. The estimated cost is initially recorded at present value and the consideration of the provision for aircraft return is made under "other flight equipment" of fixed assets (see note 16). After initial recognition, the asset is depreciated on a straight-line basis and liabilities updated according to the discount rate with the result shown in financial result.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

ii. Engine return provisions: are estimated based on the minimum contractual conditions that the equipment must have when returned to the lessor, considering the historical costs incurred and the conditions of the equipment at the time of evaluation. These provisions are recorded in the income statement from the time that the minimum contract requirements are reached and the next maintenance is scheduled for a date later than the date set for the return of the engine.

iii. Provisions for lawsuits: Provisions are registered for all the lawsuits that represent probable loss according to its individual assessment, considering the estimated financial expense. If the Company expects that some or all of the provision to be reimbursed, the reimbursement is registered as a separate asset. The expense related to any provision is presented in the statement of operations, net of any reimbursement.

l)          Revenue recognition

The passenger revenue is recognized when air transportation services are actually provided to the passenger. Tickets sold but not yet used are recognized as advance ticket sales and correspond to deferred revenue from sold tickets to be transported in a future date, net of tickets that will expire in accordance with the Company’s expectations (breakage).  Breakage consists of the statistical calculation, on a historical basis, of expired tickets not utilized, i.e., passengers to be transported that have a high probability of not flying. The Company periodically records adjusted deferred revenues based on tickets which have actually expired.

In the consolidated financial statements, the revenue due to exchange of miles from the program and the fligh tickets sales is only recognized when the flight transportation is provided.

Revenues from cargo shipment are recognized when transportation is provided. Other revenues include charter services, onboard sales services, tickets exchange rates, and other additional services, and are recognized when the service is provided.

m)       Share-based payments

The fair value of the stock options is registered on a straight-line basis as an expense in statement of operations for the year over the vesting period, based on estimates on which options granted will become eventually vested, with a corresponding increase in shareholders’ equity. The fair value of restricted shares was estimated on the date of grant of the options using the Black-Scholes model pricing. The impact of the review of the amount of stock options or restricted shares related to original estimates, if any, is prospectively recognized in statement of operations of the year, so that the cumulative expense reflects the revised estimates with a corresponding adjustment in equity under the group that registers the benefits to employees.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

n)         Segment information

CPC 22 and IFRS 8 – “Operating Segments” require that operations by segment are identified based on internal reports which are regularly reviewed by the Company’s management in order to allocate resources to its segments and measure its performance individually.

The Company considers that its operations hold two reportable segments, as described below:

i. Flight transportation segment: the operations are derived from its subsidiary VRG and consist in to provide air transportation services and the major assets earning revenue are its aircraft. Other revenues primarily arise from cargo, excess baggage charges and cancellation fares, all directly attributable to flight transportation services. Under this segment, the Company report the net revenue by geographic segment as described in Note 25.

ii. Smiles loyalty program: the operations in this segment are represented by mile sales transactions to airline and non-airline partners. Under this context are the program management, marketing and rights of redemption of prizes and creating and managing the database of individuals and corporations. The main cash-generating asset is its portfolio of program participants.

o)         Foreign currency transactions

Transactions in foreign currencies are recorded at the exchange rate prevailing at the time that the transaction occurs. Monetary assets and liabilities denominated in foreign currencies are subsequently calculated based on the conversion using the exchange rate at the balance sheet date and differences resulting from the currency calculated based on conversion are recognized in the income statements under “exchange variation, net”.

p)         Statement of value added (“DVA”)

The purpose of this statement is to disclose the wealth created by the Company and its distribution during a certain reporting period, and is presented by the Company, as required by the Brazilian Corporate Law, as an integral part of its individual financial statements, and as additional disclosure of the consolidated financial statements, since this statement is not expected nor required by IFRS.

The DVA was prepared based on information obtained in the accounting records that serve as basis for the preparation of financial statements and in accordance with the provisions of CPC 09 – Statement of Value Added. The first part of the DVA presents the wealth created by the Company, represented by revenues (gross sales revenue, including taxes levied on sales, other revenues and the effects of the allowance for doubtful accounts), inputs purchased from third parties (cost of sales and purchases of materials, power and services from third parties, including the taxes levied on purchase, the effects of impairment and recovery of assets, and depreciation and amortization) and the value added received from third parties (equity in subsidiaries, financial income and other income). The second part of the DVA presents the distribution of wealth among employees, taxes and contributions, compensation to third parties and shareholders.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

q)         Main accounting estimates and assumptions adopted

The elaborating process of the Financial Statements often requires that the Management adopt assumptions, judgments and estimates that may affect the application of the policies and amounts of assets and liabilities, revenues and expenses. The actual results may differ from the adopted estimates, since such use historical experience and some assumptions that are believed to be appropriate under the circumstances. The reviews of accounting estimates are recognized in the same period in which the assumptions are reviewed and the effects are recognized on a prospective basis.

The estimates and assumptions that have a significant risk of material adjustments on the accounted amounts of assets and liabilities are discussed below:

i. Impairment of financial assets: the Company estimates any impairmant losses at every closing balance date, or when there are evidences that the carrying amounts may not be recoverable. Problems in repatriation or usage of financial assets in other countries are indicative for impairment tests.

ii. Impairment of non-financial assets: at the end of every year, the Company assesses if there are indications of impairment for all non-financial assets, specially property, plant and equipment and intangibles. The recoverable amounts of the cash generating unit are calculated by its value in use, based on discounted cash flow. The recoverable amount is estimated in order to measure the approximated loss amount.

iii. Income tax: The Company believes that the tax positions taken are reasonable. However, it recognizes that the authorities may question the positions taken which may result in additional liabilities for taxes and interest. The Company recognizes provisions that involve considerable judgment of the management. The provisions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax authorities, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results can differ from estimates. The analysis of the recovery of the deferred income taxes is detailed on Note 8.

iv. Breakage: As part of the process of revenue recognition, the flight tickets issued that will not be used and the miles issued that will not be redeemed are estimated and recognized as revenue at the moment of the sale and issuance, respectively. These estimates, referred to as breakage, are reviewed annually and are based on historical data of expired flight tickets and expired miles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

v. Allowance for doubtful accounts: the allowance for doubtful accounts is recorded in the amount considered sufficient by the management in order to cover possible losses on accounts receivable arising from receivables, considering the risks involved. The Company periodically evaluates its receivables and, based on historical data, combined with risk analysis per client, registers the allowance for losses.

vi. Provisions for judicial processes: provisions are recorded for all lawsuits that represent probable losses, according to the loss probability, which includes the assessment of available evidence, including the legal consultants’ opinion, internal and external, the proceedings nature and past experiences. Additionally, the provisions are periodically reviewed and the management believes that the provisions recorded are sufficient, based on the probability of loss. However, significant changes in judicial decisions can have significant impacts on the Company’s financial statements.

vii. Aircraft return provision: the Company estimates the provision for aircraft returns considering the costs in accordance with returns conditions agreements as set out in the return conditions, with counterpart on property, plant and equipment.

viii. Engine return provision: are calculated based on the corresponding estimate of the agreement obligation of each engine return and recorded in the statement of operations only in the period between the last maintenance and the date of return of the components.

ix. Fair value of financial instruments: when the fair value of financial assets and liabilities presented in the balance sheet can not be obtained in active markets is determined using valuation techniques, including discounted cash flow method. The data for these methods are based on market conditions, when possible; however, when this is not feasible, a certain level of judgment is required to determine the fair value. The judgment includes consideration of data used, for example, liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

r)          New accounting estimates, changes and assumptions of 2014

    i. New standards and interpretations issued and revised in 2014:

Standard	Application
CPC 36 (R3), CPC 45 and CPC 35 (R2)	Investment entities
CPC 39	Offsetting of financial assets
CPC 38	Derivatives renovation and continued hedge accounting
ICPC 19	Taxes

The Company's management assessed the rules and issued accounting pronouncements and/or existing standards changed from January 01, 2014 as above, and did not identify impacts of the changes made since such statements are not applicable to the Company.

ii. New standards and interpretations issued but not applicable to December 31, 2014:

Standard	Application
IFRS 9	Financial instruments
IFRS 14	Regulatory deferral accounts
IFRS 15	Revenue from contracts with customers
Amendments to IFRS 11	Joint arrangements: accounting for acquisitions of interests
Amendments to IAS 19	Defined benefit plans: employee contributions

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

New standards and interpretations issued, but not applicable to the date of this financial statements, not applicable to the Company are as follows:

IFRS 9 - Financial instruments: introduces new requirements for the classification, measurement and write-off of financial assets and liabilities (effective on periods beginning on or after January 01, 2018). The Company does not expect significant impacts from the adoption of this pronouncement.

IFRS 15 - Revenue from contracts with customers: introduces new requirements for the revenue recognition of goods and services (effective on periods beginning on or after January 01, 2018). The Company is currently evaluating the impact of IRFS15 and plans to revise its policies.

3.     Cash and cash equivalents

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Cash and bank deposits	32,995	320,276	507,248	667,985
Cash equivalents	426,369	23,517	1,391,525	967,662
	459,364	343,793	1,898,773	1,635,647

The cash equivalents breakdown is as follows:

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Private bonds	426,369	19,471	1,130,462	537,196
Government bonds	-	271	63	65,673
Investment funds	-	3,775	261,000	364,793
	426,369	23,517	1,391,525	967,662

As of December 31, 2014, the cash equivalents were represented by private bonds (Bank Deposit Certificates - “CDBs”), buy-back transactions and time deposits paid at post fixed rates ranging between 85% and 102% of the Interbank Deposit Certificate Rate (“CDI”) on the onshore investments.

The investment funds were represented primarily by government bonds paid at a weighted average rate of 102% of the CDI rate.

The investment funds classified as cash equivalents have immediate liquidity and, according to the Company analysis, can be converted to a known amount of cash with insignificant risk of change in its value.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Repatriation of the generated cash in Venezuela

On January 23, 2014, the Venezuela government announced that the airline companies could request the repatriation of their resources generated by sales in Venezuela through CADIVI ("Comisión de Administración de Divisas") by the official rate of BS 6.30/US$1.00. This rate experienced a level increase and the rate as of December 31, 2014 was BS 12.00/US$1.00. The exchange variation control in Venezuela is determined on a weekly basis by its Federal Reserve (SICAD).

Given this increase, the Company recorded a currency depreciation justified by the intention to repatriate its values related to the operations performed in Venezuela as of January, 2014. During the year ended December 31, 2014, the Company repatriated the amount of BS 227,220 (US$20,226) at weighted average rate of BS 11.23/US$1.00, equivalent to R$47,300.

The total amount of the cash in Venezuela registered under “Cash and bank deposits” as of December 31, 2014 was BS 943,466. Cash related to 2013 sales is started at the official exchange rate of 6.3 bolivars per U.S. Dollar. Cash related to 2014 sales and repatriation requests are started using SICAD 1 at the exchange rate of 12.0 bolivars per U.S. Dollar. The portion accrued as an impairment from the Venezuelan Bolívar related to U.S. Dollar was R$72,972 with counterpart on "Foreign exchange variation, net" (see Note 27). The net recoverable balance of R$325,831 is recorded as “Cash and bank deposits”. While the cash is available for use in Venezuela with no restriction, the Company ability to repatriate these funds has been limited due to Venezuelan government controls.

The register is subject to future changes due to the doubtful economic scenario in Vezenuela, with the possibility of new limitations in the cash flows by CADIVI or sanctions by the government that may difficult the cash repatriation of the amounts.

4.     Short-term investments

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Private bonds	55,849	-	74,127	554,032
Government bonds	-	929	66,030	88,596
Investment funds	642	1,595	156,667	512,989
	56,491	2,524	296,824	1,155,617

As of December 31, 2014, the private bonds were represented by debentures and  financial letters with first-rate financial institutions, paid at a weighted average rate of 102% of the CDI rate on onshore investments.

Government bonds are represented primarily by government bonds LTN, NTN and LFT paid at a weighted average of 101% of CDI rate.

Investment funds are represented primarily by private and government bonds paid at a weighted average of 102% of the CDI rate.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

5.     Restricted cash

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Margin deposits for hedge transactions (a)	-	-	82,025	29,845
Deposits in guarantee of letter of credit - Safra (b)	-	-	42,040	75,681
Escrow deposits - Bic Banco (c)	21,579	19,917	70,820	57,923
Escrow deposits - Leasing (d)	-	-	72,672	-
Escrow deposits - Debentures (e)	-	-	58,303	-
Guarantee deposits of forward transactions (f)	-	-	-	88,410
Other deposits	442	292	5,690	2,597
	22,021	20,209	331,550	254,456

Current	7	7	58,310	88,417
Noncurrent	22,014	20,202	273,240	166,039

(a)    Denominated in U.S. Dollar, remunerated by libor rate (average remuneration of 0.5% p.a.).

(b)    The guarantee amount is related to the loand of the subsidiary Webjet (See Note 17).

(c)    The amount of R$21,579 on the individual Company and which comprises the consolidated balance is related to a contractual guarantee for STJ’s PIS and COFINS proceeding, paid to GLAI as detailed in Note 23c and existing notes guarantees.

(d)   Is related to a credit letter of operational leasings of aircraft.

(e)    Is related to debentures issued by the subsidiary Smiles at fair value, classified as current assets. For further information, see Note 17.

(f)     As of December 31, 2013, the Company held escrow deposits of forward transactions applied in LTN and LFT (average remuneration of 9.7% p.a.) classified as current assets. These operations were fully paid during the year ended December 31, 2014.

6.     Trade receivable

	Consolidated
	12/31/2014	12/31/2013
Local currency
Credit card administrators	72,116	74,359
Travel agencies	176,244	175,723
Installment sales	43,730	45,475
Cargo agencies	35,536	32,339
Airline partners companies	29,044	20,544
Other (*)	67,228	21,153
	423,898	369,593
Foreign currency
Credit card administrators	18,502	27,156
Travel agencies	10,151	11,881
Cargo agencies	89	1,321
	28,742	40,358
	452,640	409,951

Allowance for doubtful accounts	(83,837)	(85,101)
	368,803	324,850

Current	352,284	324,821
Noncurrent	16,519	29

(*) From the total amount, R$33,801, is related to additional incentive from the Air France-KLM strategic partnership, to be received in two equal installments on June, 2015 and 2016, being the long-term installment registered on “Other credits”. For further information, see Note 11e.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The aging list of accounts receivable is as follows:

	Consolidated
	12/31/2014	12/31/2013
Falling due	278,311	280,271
Overdue until 30 days	14,480	17,778
Overdue 31 to 60 days	6,748	6,864
Overdue 61 to 90 days	3,606	6,196
Overdue 91 to 180 days	10,775	5,830
Overdue 181 to 360 days	34,434	12,464
Overdue above 360 days	104,286	80,548
	452,640	409,951

The average collection period of installment sales is 6 months and a 6.99% monthly interest is charged on the receivable balance, recognized in financial result. The average collection period of the other receivables is 127 days (122 days as of December 31, 2013).

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	12/31/2014	12/31/2013
Balance at beginning of the year	(85,101)	(80,712)
Additions	(17,143)	(32,849)
Unrecoverable amounts	9,624	8,119
Recoveries	8,783	20,341
Balance at the end of the year	(83,837)	(85,101)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

7.     Inventories

	Consolidated
	12/31/2014	12/31/2013
Consumables	26,020	19,601
Parts and maintenance materials	117,748	105,649
Advances to suppliers	322	286
Others	7,450	3,835
Provision for obsolescence	(12,858)	(12,227)
	138,682	117,144

The changes in the allowance for inventory obsolescence are as follows:

	Consolidated
	12/31/2014	12/31/2013
Balance at the beginning of the year	(12,227)	(17,591)
Additions	(3,968)	(3,702)
Write-off and reversal	3,337	9,066
Balance at the end of the year	(12,858)	(12,227)

8.     Deferred and recoverable taxes

a)      Recoverable taxes

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013

ICMS	-	-	39,321	32,205
Prepaid IRPJ and CSSL	25,206	37,124	64,750	46,389
IRRF	3,336	1,845	14,594	26,505
PIS and COFINS	-	-	2,472	2,177
Withholding tax of public institutions	-	-	16,845	8,693
Value added tax - IVA	-	-	12,280	6,544
Income tax on imports	657	591	734	2,741
Others	482	-	583	407
Total	29,681	39,560	151,579	125,661

Current assets	10,289	9,991	81,245	52,124
Noncurrent assets	19,392	29,569	70,334	73,537

b)      Deferred tax assets (liabilities) - long term

	GLAI		VRG		Smiles		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Tax losses	47,381	39,475	283,543	394,045	-	-	330,924	433,520
Negative basis of social contribution	17,057	14,211	102,075	141,857	-	-	119,132	156,068
Temporary differences:
Mileage program	-	-	46,853	94,540	-	-	46,853	94,540
Allowance for doubtful accounts and other credits	-	-	95,874	73,200	729	100	96,603	73,300
Provision for losses on VRG’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal and tax liabilities	867	1,219	41,827	48,434	158	36	42,852	49,689
Aircraft return	-	-	102,524	85,350	-	-	102,524	85,350
Derivative transactions not settled	-	-	88,078	15,727	-	-	88,078	15,727
Tax benefit due to goodwill incorporation (a)	-	-	-	-	58,353	72,942	58,353	72,942
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Maintenance deposits	-	-	(116,873)	(140,246)	-	-	(116,873)	(140,246)
Depreciation of engines and parts for aircraft maintenance	-	-	(164,391)	(158,775)	-	-	(164,391)	(158,775)
Reversal of goodwill amortization on VRG’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leasing	-	-	73,412	34,764	-	-	73,412	34,764
Others (b)	-	93	123,264	94,911	9,454	4,230	147,043	108,813
Total deferred tax and social contribution - noncurrent	65,305	54,998	338,651	346,272	68,694	77,308	486,975	488,157

(a)      Related to the tax benefit from the reverse incorporation of the G.A. Smiles Participações S.A. by the Company’s subsidiary Smiles S.A. Under the terms of the current legislation, the goodwill generated by the operation will be a deductible expense on the Income Tax and Social Contribution calculation.

(b)      The portion of taxes on Smiles unrealized profit in the amount of R$14,325 is registered directly in the consolidated column (R$9,579 as of December 31, 2013).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

       The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution in the calculation of taxable income, to compensate with 30% of annual taxable profits, without time limit for expiration, in the following amounts:

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Tax losses	189,522	235,907	2,801,620	2,602,369	818,159	712,849
Negative basis of social contribution	189,522	235,907	2,801,620	2,602,369	818,159	712,849

As of December 31, 2014, the tax credits arising from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent Company and its subsidiaries, subject to legal limitations. The forecast of future taxable income on tax losses and negative tax base of social contribution were prepared based on the business plan and approved by the Board of Directors on December 19, 2014.

The Company and its subsidiaries hold the total amount of R$1,295,162, of which R$64,437 is related to its parent Company GLAI and R$1,230,725 is related to its subsidiaries VRG and Webjet.

Every year the Company performs an impairment analysis of deferred tax assets.The forecast of the parent Company presents sufficient taxable profits to be realized over future periods. For the indirect subsidiary Webjet, the forecast did not present sufficient taxable profits to be realized over future periods, and as a result, a provision was recorded for unrealizable loss tax credits of R$267,878 for Webjet. For the subsidiary VRG such forecasts indicate sufficient taxable profits for such to be realized in the next 10 years. However, due to tax losses presented during the recent years, the Administration conducted a sensitivity analysis on the forecast results, and considering significant changes in the macroeconomic scenario, registered the deferred tax assets on tax losses based on the lowest value obtained in this analysis. As a result, the Company and its subsidiaries did not recognized of R$566,933 in its subsidiary VRG.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The expected annual realization of tax credits and negative basis of social contribution recorded on December 31, 2014 is as follows:

	2015	2016	2017	2018	2019	Up to2020	Total
Individual
Income tax	2,417	3,072	4,952	5,815	4,854	26,270	47,380
Social contribution	870	1,106	1,783	2,093	1,747	9,457	17,056
Total	3,287	4,178	6,735	7,908	6,601	35,727	64,436

Consolidated
Income tax	2,417	3,072	4,952	33,631	16,792	270,060	330,924
Social contribution	870	1,106	1,783	12,107	6,045	97,221	119,132
Total	3,287	4,178	6,735	45,738	22,837	367,281	450,056

The Company’s Management considers that the deferred assets recognized as of December 31, 2014 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Loss before income tax and social contribution	(1,263,607)	(799,596)	(952,680)	(653,227)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	429,626	271,863	323,911	222,097
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(310,631)	(201,821)	(846)	-
Tax losses from wholly-owned subsidiaries	(55,624)	(8,663)	(56,882)	(9,157)
Income tax on permanent differences and other	(68)	(12,340)	(8,716)	(13,512)
Nontaxable revenues (nondeductible expenses), net	(7,413)	981	(164,330)	(119,208)
Exchange variation on foreign investments	(59,020)	(49,464)	(75,224)	(41,150)
Interest on own capital	(5,954)	(3,563)	11,848	2,655
Benefit on tax losses and temporary differences not constituted	16,924	10,410	(216,884)	(110,001)
Use of tax credits to settle Refis debts	9,598	-	22,522	-
Debits included on Refis	-	(4,354)	-	(4,354)
Tax benefits	-	-	-	1,267
Income tax and social contribution credit (expense)	17,438	3,049	(164,601)	(71,363)

Current income tax and social contribution	74	(7,305)	(120,784)	(96,807)
Deferred income tax and social contribution	17,364	10,354	(43,817)	25,444
	17,438	3,049	(164,601)	(71,363)
Effective rate	-	-	17.28%	10.92%

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

9.     Prepaid expenses

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Deferred losses from sale-leaseback transactions (*)	-	-	26,525	35,449
Prepaid hedge	-	-	-	1,532
Prepaid lease	-	-	44,093	27,238
Prepaid insurance	532	438	21,408	16,970
Prepaid commissions	-	-	16,204	18,509
Others	-	-	9,573	7,483
	532	438	117,803	107,181

Current	532	438	99,556	80,655
Noncurrent	-	-	18,247	26,526

(*) Related to 11 aircraft 737-800 Next Generation from sale-leaseback transaction from 2006 to 2009. For further information, see Note 29b.

10.  Deposits

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Escrow deposits (a)	26,706	20,170	266,686	217,540
Maintenance deposits (b)	-	-	343,688	412,488
Deposits in guarantee for lease agreements (c)	-	-	183,134	217,680
	26,706	20,170	793,508	847,708

a)    Escrow deposits

Deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of December 31, 2014 the blocked amounts regarding the Varig’ succession and the third-party lawsuits are R$85,558 and R$66,970 respectively (R$71,457 and R$52,343 as of December 31, 2013, respectively).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)    Maintenance deposits

       The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some leasing contracts. The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

c)    Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

11.  Transactions with related parties

a)    Loan agreements - Noncurrent assets and liabilities

       Parent Company

       The Company maintains loan agreements, assets and liabilities, with its subsidiary VRG without interest, maturity or guarantees prescribed, as set forth below:

	Asset		Liability
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
GLAI with VRG	52,778	49,961	4,129	-
GAC with VRG (*)	-	-	129,658	113,741
LuxCo with VRG	-	-	17,621	-
	52,778	49,961	151,408	113,741

(*)      The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate variations on U.S. Dollars.

Additionally, the Parent Company holds loans between: Finance (asset) with Gol LuxCo (liability) and Gol LuxCo (asset) with GAC (liability) in the amount of R$526,791. These transactions are eliminated by the Company, since the entities are offshore and are considered an extension of the Company’s operations.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

During the year ended December 31, 2014, VRG transferred to LuxCo assumed the debt of the Senior Bond maturing in 2023, as described in Note 17. As counterpart, besides the receiving of the financial resources in the amount of R$93,450, LuxCo also signed with VRG a liability agreement in the amount of R$17,621, which corresponds to the remaining amount of the obligation.

b)    Transportation services and consulting

All the agreements related to transportation and consulting services are held by the Company’ subsidiary VRG. The related parties for these services are:

i.     Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2015, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

ii.     Expresso União Ltda., to provide employees’ transportation, maturing on August 01, 2016.

iii.    Serviços Gráficos S.A., providing graphic services, maturing on July 01, 2015.

iv.   Pax Participações S.A., to provide consulting and advisory services, with maturity agreement on April 30, 2015.

v.    Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2016.

As of December 31, 2014, balances payable to related companies amounting to R$3,286 (R$1,008 as of December 31, 2013) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A..

During the year ended on December 31, 2014, the subsidiary VRG recognized the total expenses related to these services of R$13,319 (R$12,774 as of December 31, 2013).

c)    Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

d)    Financing contract for engine maintenance

The subsidiary VRG has a line of funding for maintenance of engines services, which disbursement occurs through the issuance of Guaranteed Notes.  As of December 31, 2014, VRG holds two series of Guaranteed Notes for maintenance of engines, issued on March 11, 2013 and February 14, 2014, maturing in 2 years. During the  year ended December 31, 2014 the spending on engine maintenance conducted by Delta Air Lines was R$115,653 (R$95,647 as of December 31, 2013).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

e)    Financing contract for engine maintenance

On February 19, 2014, the Company signed an exclusive strategic partnership for long-term business cooperation with Airfrance-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefts between the companies for the customers in the Brazilian and European market. The agreement provides the incentive investment in the Company in the amount of R$112,152, which payment is divided in three installments: the first installments in the amount of R$74,506 was received during the year ended December 31, 2014, the second and the third installments, both in the amount of R$16,519, will be received in June 2015 and 2016, respectively. The agreement will mature within 5 years and the installments will be amortized monthly. On June 30, 2014, the company has deffered revenue in the amount of R$22,430 and R$71,030 recorded as “Other Liabilities” in the current and non-current liability, respectively.

f)     Key management personnel payments

	Consolidated
	12/31/2014	12/31/2013
Salaries and benefits	28,976	32,679
Related taxes	4,388	2,486
Share-based payments	4,363	4,836
	37,727	40,001

As of December 31, 2014 and 2013, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

12.  Share-based payments

The Company holds two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both these plans are offered in order to stimulate and promote the alignment of the goals of the Company, management and employees, mitigate the risks in value created for the Company resulting from the loss of their executives and strengthen the commitment and productivity of these executives to long-term results.

GLAI

a)    The Stock Option Plan

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company’s Stock Options Plan had changes approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010. The beneficiaries of the shares are allowed to purchase the option after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

For plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. On all the granted plans, the options may also be exercised within 10 years after the grant date.

On all the stock options, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on BM&FBOVESPA, and the fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, as follows:

	Stock Options Plan
Option year	Board meeting	Total options granted	Outstan-ding options	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate return	Average remaining maturity (in years)
2005	12/09/2004	87,418	4,965	33.06	29.22	32.52%	0.84%	17.23%	1
2006	01/02/2006	99,816	13,220	47.30	51.68	39.87%	0.93%	18.00%	2
2007	12/31/2006	113,379	14,962	65.85	46.61	46.54%	0.98%	13.19%	3
2008	12/20/2007	190,296	41,749	45.46	29.27	40.95%	0.86%	11.18%	4
2009 (a)	02/04/2009	1,142,473	20,414	10.52	8.53	76.91%	-	12.66%	5
2010 (b)	02/02/2010	2,774,640	1,097,811	20.65	16.81	77.95%	2.73%	8.65%	6
2011	12/20/2010	2,722,444	1,011,614	27.83	16.07 (c)	44.55%	0.47%	10.25%	6
2012	10/19/2012	778,912	536,330	12.81	5.32 (d)	52.25%	2.26%	9.00%	8
2013	05/13/2013	802,296	572,616	12.76	6.54 (e)	46.91%	2.00%	7.50%	9
2014	08/12/2014	653,130	548,061	11.31	7.98 (f)	52.66%	3.27%	11.00%	10
		9,364,804	3,861,742	19.44					7.23

(a)           In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)           In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)           The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)           The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)           The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

(f)            The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

The movement of the stock options for the  year ended December 31, 2014 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2013	3,463,462	20,66
Options granted	653,130	11,31
Options exercised	(63,949)	12,81
Options cancelled and adjustments in estimated lost rights	(190,901)	15,24
Options outstanding as of December 31, 2014	3,861,742	19,44

Number of options exercisable as of December 31, 2013	2,609,906	24,39
Number of options exercisable as of December 31, 2014	3,235,562	20,93

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

b)    Restricted shares

The Restricted Shares Plan was approved on the Extraordinary General Meeting held on October 19, 2012, and the first grants were approved at the Board of Directors’ meeting on November 13, 2012. The transfer of the restricted shares will occur after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

Restricted shares
Year of the share	Date of the Board Meeting	Total shares granted	Fair value of the share at grant date (in Reais)	Estimate volatility of share price	Risk-free rate of return
2012	11/13/2012	589,304	9.70	52.25%	9.0%
2013	05/13/2013	712,632	12.76	46.91%	7.5%
2014	08/12/2014	804,073	11.31	52.66%	11.0%
		2,106,009

As of December 31, 2014, the Company transferred 55,343 restricted shares to its beneficiaries, amounting R$759.

Smiles

The Stock Option Plan

On February 22, 2013, the Smiles’ Board of Directors, during the Extraordinary General Meeting, approved the grant of a stock options plan, and on August 08, 2013, the Company’s Board of Directors approved the grant of 260,020 to employees of its affiliate VRG.

The expected volatility of Smiles shares is based on the historical volatility of 252 working days of the Bovespa index and the fair value of the shares was estimated on the grant date using the Black-Scholes option pricing model, as follows:

Stock Options Plan
Option year	Board Meeting	Total options granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate of return	Length of the option (in years)
2013	08/08/2013	1,058,043	21.70	4.25 (a)	36.35%	6.96%	7.40%	10
2014	02/04/2014	1,150,000	31.28	4.90 (b)	33.25%	10.67%	9.90%	10
		2,208,043

(a)     The fair value calculated for the plan was R$4.84, R$4.20 and R$3.73 for the respective periods of vesting from 2013 to 2016.

(b)     The fair value calculated for the plan was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.17 for the respective periods of vesting from 2014 to 2018.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The movement of the stock options for the  year ended December 31, 2014 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2013	1,058,043	21.70
Options cancelled and adjustments in estimated lost rights	(524,760)	26.66
Options granted	1,150,000	31.28
Options exercised	(335,357)	16.80
Options outstanding as of December 31, 2014	1,347,926	28.75

For the  year ended December 31, 2014, the Company recorded in stockholders' equity a result from share-based payments in the amount of R$9,084 related to Company’s stockholders, which R$1,503 is related to Smiles, and R$1,254  related to its non-controlling stockholders (R$6,183 related to Company’s stockholders and R$905 related to its non-controlling stockholders for the  year ended December 31, 2013) for the plans presented above, being the corresponding entry in the income statement result classified as personnel costs.

13.  Investments

The investments in foreign subsidiaries, GAC, Finance and Gol LuxCo were considered as an extension of the Company and are consolidated on a line by line basis on the individual company GLAI. Accordingly, only the subsidiaries Smiles, VRG and Gol Dominicana were considered as an investment.

On February 21, 2014, the subsidiary Smiles S.A., acquired 25% of the capital of Netpoints Fidelidade S.A., with consequent dilution of this portion to 21.3% on July, 2014. The consolidated investment balance was generated by this transaction, among with the investment on SCP Trip, both registered as equity.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The change in investments during the year ended December 31, 2014 is as follows:

	Individual				Consolidated
	Gol Dominicana	VRG	Smiles	Total	Trip	Netpoints	Total
Relevant information of the Company’s subsidiaries as of December 31, 2014:
Total number of shares	-	4,251,383,432	122,509,269	-	-	60,492,404	-
Capital	6,225	3,343,381	137,996	-	1,318	63,451	-
Interest	100.0%	100.0%	54.3%	-	60.0%	21.3%	-
Total stockholder’s equity	1,197	(36,201)	406,038	-	3,488	30,072	-
Unrealized gains (a)	-	-	(27,805)	-	-	-	-
Adjusted stockholder’s equity (b)	1,197	(36,201)	192,819	-	2,092	6,391	-
Net (loss) income for the year	(3,701)	(1,055,763)	283,940	-	2,170	(44,513)	-
Unrealized gains (a)	-	-	(9,210)	-	-	-	-
Net (loss) income for the year attributable to Company’s stockholders	(3,701)	(1,055,763)	145,842	-	1,302	(3,791)	-

Changes on investments:
Balance as of December 31, 2012	-	779,168	-	779,168	-	-	-
Equity in subsidiaries	(1,363)	(709,774)	117,545	(593,592)	-	-	-
Unrealized hedge losses	-	50,420	-	50,420	-	-	-
Capital gains due to public offer	-	-	611,130	611,130	-	-	-
Capital increase	1,572	-	-	1,572	-	-	-
Share-based payments	-	-	702	702	-	-	-
Dividend	-	-	(28,283)	(28,283)	-	-	-
Capital reserve	-	-	41,792	41,792	-	-	-
Advances for future capital increase	54	222,990	-	223,044	-	-	-
Amortization losses, net of sale leaseback	-	(1,804)	-	(1,804)	-	-	-
Balance as of December 31, 2013	263	341,000	742,886	1,084,149	-	-	-
Equity in subsidiaries	(3,701)	(1,055,763)	145,842	(913,622)	1,302	(3,791)	(2,489)
Exchange variation from foreign subsidiaries	36	-	-	36	-	-	-
Unrealized hedge losses	-	(120,551)	-	(120,551)	-	-	-
Investment losses (c)	-	-	(37,949)	(37,949)	-	-	-
Gains due to change on investment	-	-	2,063	2,063	-	-	-
Capital increase	4,653	1,049,190	-	1,053,843	-	-	-
Capital decrease (d)	-	-	(543,856)	(543,856)	(8)	-	(8)
Share-based payments	-	-	1,503	1,503	-	-	-
Dividends paid	-	-	(80,693)	(80,693)	-	-	-
Dividends to be paid	-	-	(19,468)	(19,468)	-	-	-
Interest on capital to be paid	-	-	(17,509)	(17,509)	-	-	-
Dividends received	-	-	-	-	630	-	630
Dividends to be received	-	-	-	-	168	-	168
Fair value of the acquired investment	-	-	-	-	-	10,182	10,182
Advance for future capital increase	(54)	(222,990)	-	(223,044)	-	-	-
Amortization losses, net of sale leaseback (e)	-	(3,682)	-	(3,682)		-	-
Balance as of December 31, 2014	1,197	(12,796)	192,819	181,220	2,092	6,391	8,483

(a) Refers to transactions related to revenue for redeeming miles for flight tickets for Smiles Program participants that, for consolidated financial statements purposes, only take place when the participants of the program are effectively transported by VRG.

(b) The adjusted equity corresponds to the percentage of the equity less unrealized gains.

(c) Is related to the investment cost due to G.A..

(d) The subsidiary Smiles decreased its own capital in the amount of R$1,000,000 during the year ended December 31, 2014, and the amount due to the Company was R$543,856.

(e) The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of December 31, 2014, the net balance to be deferred is essentially part of the net investment of the Parent Company in VRG. The net balance to be deferred as of December 31, 2014 was R$23,406 (R$27,088 as of December 31, 2013). For further details, see Note 29b.

Impacts on participation change on capital - Smiles S.A.

On February 27, 2014, the Company sold to General Atlantic S.A. (G.A.) the total of 3,433,476 shares of Smiles S.A. through the exercise of stock options in accordance with the investment agreement between the companies dated April 5, 2013 in the amount of R$80,000. As a result of the exercise of the options, the Company decreased its participation in Smiles’ capital, being from 57.3% to 54.5% and remaining as the controlling stockholder. The gain generated by this partial decrease in the investment was recorded in “Gains on change on investment” in equity. This gain is also consists of the reversal of R$46,216 previously classified in equity as derivatives of equity instruments.The amounts related to this transaction are presented below:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Shares sold	3,433,476
Investment per share	11.05

Sell price	80,000
Investment costs offset	(37,949)
Fair value of stock options - G.A.	46,216
Income tax on capital gains (*)	(14,297)
Total gains from the change on investment	73,970

(*) Related to 25% of withholding taxes and 9% of social contribution.

14.  Losses per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred stockholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common stockholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and, accordingly, basic and diluted result per share is calculated equally for both shares.

Consequently, result per share is calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury shares method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

	Individual
	12/31/2014		12/31/2013
	Common	Preferred	Common	Preferred
Numerator
Net loss for the year attributable to Company’ stockholders	(644,841)	(601,328)	(414,222)	(382,325)
Diluted securities effect - Smiles (a)	(170)	(164)	(63)	(59)
	(645,013)	(601,490)	(414,285)	(382,384)
Denominator
Weighted average number of outstanding shares (In thousands)	5,035,037	134,151	5,035,037	132,780
Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	5,035,037	134,151	5,035,037	132,780

Basic loss per share (b)	(0.128)	(4.482)	(0.082)	(2.879)
Diluted loss per share (b)	(0.128)	(4.482)	(0.082)	(2.880)

(a) Smiles holds a Stock Options Plan for its employees. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, the loss considered on the basis calculation of Company’s diluted result per share, in accordance with CPC 41.

(b) The weighted average considers the split of common shares approved at the Extraordinary General Meeting held on March 23, 2015, in accordance with CPC 41 (IAS 33). Earnings per share presented reflects of the economic strenght of each class of shares.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Diluted result per share is calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares.Diluted result per share is calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, described in Note 12. However, due to the losses reported for the years ended on December 31, 2014 and 2013, these instruments issued have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

15.  Property, plant and equipment

Individual

The balance corresponds to advances for acquisition of aircraft and are related to prepayments made based on the contracts with Boeing Company to acquire 21 aircraft 737-800 Next Generation (30 aircraft as of December 31, 2013) and 109 aircraft 737-MAX (109 aircraft as of December 31, 2013) in the amount of R$ 434,387 (R$463,532 as of December 31, 2013) and the right to the residual value of aircraft in the amount of R$427,300 (R$427,300 as of December 31, 2013), both held by the subsidiary GAC.

Consolidated

	12/31/2014				12/31/2013
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft under finance leasing (a)	4%	3,089,774	(1,010,050)	2,079,724	2,175,697
Sets of replacement parts and spares engines	4%	1,120,686	(365,046)	755,640	710,337
Aircraft reconfigurations/overhauling	30%	948,704	(750,345)	198,359	287,038
Aircraft and safety equipment	20%	2,047	(1,207)	840	956
Tools	10%	29,053	(15,302)	13,751	15,327
		5,190,264	(2,141,950)	3,048,314	3,189,355

Impairment losses (b)	-	(33,381)	-	(33,381)	(26,348)
		5,156,883	(2,141,950)	3,014,933	3,163,007
Property, plant and equipment in use
Vehicles	20%	10,067	(8,358)	1,709	1,946
Machinery and equipment	10%	50,451	(24,428)	25,647	28,237
Furniture and fixtures	10%	20,893	(13,802)	7,091	7,738
Computers and peripherals	20%	37,312	(26,372)	10,940	9,661
Communication equipment	10%	2,494	(1,462)	1,032	1,110
Facilities	10%	4,360	(3,636)	724	1,026
Maintenance center - Confins	10%	105,971	(47,017)	58,954	69,759
Leasehold improvements	20%	51,899	(41,602)	10,297	13,242
Construction in progress	-	14,510	-	14,510	8,670
		297,957	(167,053)	130,904	141,389
		5,454,840	(2,309,003)	3,145,837	3,304,396
Advances for aircraft acquisition	-	456,197	-	456,197	467,763
		5,911,037	(2,309,003)	3,602,034	3,772,159

(a)  The aircraft under finance lease with purchase option at the end of the agreement are linearly depreciated by the estimated useful life until its residual value of 20%, estimated based on market values.

(b)  Refers to provisions recorded by the Company in order to present its assets according to the potential of monetary benefit generation.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment (*)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2012	2,224,036	1,008,972	481,289	171,502	3,885,799
Additions	106,101	318,707	411,584	6,570	842,962
Disposals	-	(8,223)	(425,110)	(3,056)	(436,389)
Depreciation	(154,440)	(332,146)	-	(33,627)	(520,213)
As of December 31, 2013	2,175,697	987,310	467,763	141,389	3,772,159
Additions	60,679	189,917	482,911	18,064	751,571
Disposals	(304)	(5,064)	(494,477)	(46)	(499,891)
Depreciation	(156,348)	(236,954)	-	(28,503)	(421,805)
As of December 31, 2014	2,079,724	935,209	456,197	130,904	3,602,034

(*) Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

16.  Intangible assets

	Goodwill	Trademark (a)	Airport operating licenses	Software	Total
Balance as of December 31, 2012	542,302	6,348	1,038,900	112,381	1,699,931
Additions	-	-	-	51,035	51,035
Disposals	-	(6,348)	-	(9,675)	(16,023)
Amortizations	-	-	-	(40,753)	(40,753)
Balance as of December 31, 2013	542,302	-	1,038,900	112,988	1,694,190
Additions	15,183 (b)	-	-	46,308	61,491
Disposals	-	-	-	(4)	(4)
Amortizations	-	-	-	(41,904)	(41,904)
Balance as of December 31, 2014	557,485	-	1,038,900	117,801	1,714,186

(a) As of December 31, 2013, the Company reassessed the value of the Varig brand considering the intent of the Administration to interrupt the brand operation, and the circumstances led the Company to expense the residual value of the asset.

(b) Refers to the goodwill generated by the difference between the equity and portion paid of Netpoints attributable to Smiles.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

17.  Short and long-term debt

	Maturity of the contract	Interest rate	Individual		Consolidated
			12/31/2014	12/31/2013	12/31/2014	12/31/2013
Short-term debt
Local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	3,111	3,088
BDMG (b)	-	-	-	-	-	5,203
Debentures IV (c)	Sep, 2018	128% from DI	-	-	166,974	-
Debentures Smiles (d)	Jul, 2015	115% from DI	-	-	347,484	-
Safra (e)	May, 2018	128% from DI	-	-	16,357	32,299
Interest	-	-	-	-	10,153	19,689
Foreign currency (in US$):
J. P. Morgan (f)	Feb, 2016	0.91% p.a.	-	-	54,213	51,524
Finimp (g)	Nov, 2015	3.86% p.a.	-	-	117,598	5,838
Engine Facility (Cacib) (h)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	14,048	-
Interest	-	-	56,619	47,488	55,470	63,360
			56,619	47,488	785,408	259,833
Financial lease	Jul, 2025	5.00% p.a.	-	-	325,326	259,833
Total short-term debt			56,619	47,488	1,110,734	440,834

Long-term debt
Local currency:
BNDES – Direct (a)	Jul, 2017	TJLP+1.40% p.a.	-	-	4,904	8,001
BDMG (b)	-	-	-	-	-	15,704
Debentures IV (c)	Sep, 2018	128% from CDI	-	-	443,076	597,741
Debentures V (i)	Jun, 2017	128% from CDI	-	-	490,625	495,726
Safra (e)	May, 2018	128% from DI	-	-	82,585	65,555
Foreign currency (in US$):
J.P. Morgan (f)	Feb, 2016	0.91% p.a.	-	-	13,566	1,540
Engine Facility (Cacib) (h)	Jun, 2021	Libor 3m+2.25% p.a.	-	-	158,447	-
Senior Bond I (j)	Apr, 2017	7.50% p.a.	223,543	491,946	223,543	491,946
Senior Bond II (k)	Jul, 2020	9.25% p.a.	408,663	691,028	408,663	691,028
Senior Bond III (l)	Feb, 2023	10.75% p.a.	93,450	-	82,970	426,489
Senior Bond IV (m)	Jan, 2022	8.87% p.a.	841,313	-	841,313	-
Perpetual Bond (n)	-	8.75% p.a.	531,240	468,520	475,460	419,326
			2,098,209	1,651,494	3,225,152	3,213,056
Financial lease	Jul, 2025	5.00% p.a.	-	-	1,899,353	1,935,495
Total long-term debt			2,098,209	1,651,494	5,124,505	5,148,551

Total			2,154,828	1,698,982	6,235,239	5,589,385

(a) Credit line obtained on June 27, 2012, to the expansion of the aircraft maintenance Center ("CMA").

(b) Credit line obtained on March 29, 2012 to the expansion of Confins’ maintenance centre and the construction of the brakes workshop in Lagoa Santa. Further information on item b)i.

(c) Issuance of 600 debentures on September 30, 2010, which the amount raised were used to supply working capital on the subsidiary VRG. On the Debentures General Meeting held on June 20, 2014, it was approved the extension of the maturity of the debenture from September 30, 2015 to September 30, 2018, and changes on the remuneration from 118% to 128% of the CDI rate.

(d)Issuance of 60,000 debentures on July 15, 2014, which the amount raised were used on the capital reduction on Smiles, at the same date.

(e) The total amount of the financing as of December 31, 2014 was R$98,942 with guaranteed deposits in the amount of R$42,040 as shown in Note 5. On December 16, 2014, it was signed a contract amendment for this loan, which included the payment extension in six installments of the remaining amount of R$100,000 without additional costs.

(f)  Issuance of 2 series of Guaranteed Notes to finance engine maintenance, on March 11, 2013 and February 14, 2014.

(g)Credit line with Banco do Brasil and Banco Safra of import financing  for purchase of spare parts and aircraft equipment. For more information, see item b)iii.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

(h)Credit line raised on June 30, 2014 with Credit Agricole. More information, see item b)v.

(i)  Issuance of 500 debentures on June 10, 2011, which the amount raised was used to supply working capital on the subsidiary VRG. On the Debentures General Meeting held on June 20, 2014, was changed the remuneration from 118% to 128% of the CDI rate.

(j)  Issuance of the Bond by the subsidiary Finance on March 22, 2007was used on pre-payments financing for purchase of aircraft. For further information, see item b)vii.

(k) Issuance of Bond by the subsidiary Finance on July 13, 2010 in order to pay debts held by the Company.

(l)  Issuance of the Bond by the subsidiary VRG on February 07, 2013 in order to finance the pre-payment of debts that will mature in the next 3 years. The total amount of the Bond was transferred to the subsidiary LuxCo, along with the financial applications acquired on the date of issuance, and and a portion of the loan was prepaid as item b)vii.

(m)       Issuance of the Bond by the subsidiary LuxCo on September 24, 2014 in order to finance the repurchase of the Senior Bonds I, II and III.

(n) Issuance of the Bond by the subsidiary Finance on April 05, 2006 to finance aircraft purchase and bank loans.

The maturities of long-term debt as of December 31, 2014 are as follows:

	2016	2017	2018	2019	After 2019	Without maturity date	Total
Individual
Foreign currency (in US$):
Senior Bond I )	-	223,543	-	-	-	-	223,543
Senior Bond II	-	-	-	-	408,663	-	408,663
Senior Bond III	-	-	-	-	93,450	-	93,450
Senior Bond IV	-	-	-	-	841,313	-	841,313
Perpetual Bond	-	-	-	-	-	531,240	531,240
Total	-	223,543	-	-	1,343,426	531,240	2,098,209

Consolidated
Local currency:
BNDES – Direct	3,097	1,807	-	-	-	-	4,904
Safra	33,333	33,333	15,919	-	-	-	82,585
Debentures IV	47,792	47,792	347,492	-	-	-	443,076
Debentures V	245,313	245,312	-				490,625
Foreign currency (in US$):
J.P. Morgan	13,566	-	-	-	-	-	13,566
Engine Facility (Cacib)	14,208	14,208	14,208	14,208	101,615	-	158,447
Senior Bond I )	-	223,543	-	-	-	-	223,543
Senior Bond II	-	-	-	-	408,663	-	408,663
Senior Bond III	-	-	-	-	82,970	-	82,970
Senior Bond IV	-	-	-	-	841,313	-	841,313
Perpetual Bond	-	-	-	-	-	475,460	475,460
Total	357,309	565,995	377,619	14,208	1,434,561	475,460	3,225,152

The fair value of senior and perpetual bond as of December 31, 2014 is as follows:

	Individual		Consolidated
	Book	Market	Book	Market
Senior Bonds (*)	1,566,969	1,561,990	1,556,489	1,561,990
Perpetual Bond	531,240	445,657	475,460	398,863

(*) Senior and Perpetual Bonds’ market prices are obtained through the current market quotations (level 1).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

a)    Covenants

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$2,749,692, as of December 31, 2014 (R$2,793,730 as of December 31, 2013), hold clauses and contratual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest.

The Company has restrictive covenants in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V), with semi-annual measurements.As of December 31, 2014, the funding by the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 4.58, and (ii) coverage of debt (CID) of at least 1.00. Based on the measurements, the following indexes were obtained: (i) net debt/EBITDA of 3.83; and (ii) coverage of debt (CID) of 1.21. Accordingly, as of December 31, 2014, the Company was in compliance with the limits stablished on the agreement. The next measurement will be on June 30, 2015, based on the same date.

b)    New loans from the year ended December 31, 2014

The Company, during the year ended December 31, 2014, raised new loans and issued debentures and senior bonds, as described below:

i. Early settlement of BDMG loan: The subsidiary VRG prepaid the loan with maturity on March 2018 through its own resources, in the amount of R$19,369.

ii. Debentures Smiles issuance: On July 15, 2014 it was the first issuance of debentures by Smiles, simple and non-convertible into shares in the amount of R$600,000 and issuance costs of R$7,023, with possibility of anticipated maturity, The debentures does not hold restrictive covenants and hold as guarantee amounts on escrow accounts.

iii. Import Financing (Finimp): the subsidiary VRG obtained loans as part of a credit line for import financing (Finimp) during the year, and promissory notes as guarantee of the operations. The information related to the loans is below:

Date of loan	Financial institution	Amount raised (US$)	Amount raised (R$)	Interest rate	Maturity date
11/22/2013	Banco do Brasil	2,693	6,259	4.56% p.a.	11/12/2015
02/20/2014	Banco do Brasil	6,557	15,806	4.67% p.a.	02/13/2015
03/14/2014	Banco do Brasil	6,019	14,115	4.66% p.a.	03/09/2015
04/03/2014	Banco Safra	8,156	18,280	3.01% p.a.	03/30/2015
07/16/2014	Banco do Brasil	9,638	21,397	4.20% p.a.	07/10/2015
08/01/2014	Banco Safra	10,436	23,594	3.08% p.a.	07/27/2015

iv. Engine financing (Engine Facility): the subsidiary VRG signed an contract a financing with Credit Agricole Corporate and Investment Bank (“Cacib”),with guarantee of twelve proprietary spare engines CFM56-7B, and the possibility of the financing increase of an additional US$100,000 (equivalent to R$220,000 at the date of the loan) to be included on future engine deliveries. The loan was raised in order to maintain the high liquidity position and reduce costs from the Company’s debts.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

v. Financing of engine maintenance (J.P. Morgan): the subsidiary VRG obtained a financing in the amount of R$40,724 (US$17,022 at the date of the loan) with quarterly amortization and interest payments, and issuance costs of R$2,180 (US$5,215 at the date of the loan) and financial guarantee by Export-Import Bank of the United States (“Ex-Im Bank”).

vi. Senior Bond IV issuance (LuxCo):  the subsidiary LuxCo issued the senior notes in the amount of R$796,575 (US$325,000) guaranteed by the Company, and may be redeemed at book value after 4 years from the date of issuance.

vii. Senior Bonds repurchase: During the year ended December 31, 2014, the Company repurchased and canceled, in advance, part of the Senior Bonds I, II and III Bonus through its own resources. The information relating to these transactions is detailed below:

Bond	Repurchase date	Interest rate (p.a.)	Amount in US$	Amount in Reais	Financial expense as of 12/31/2014
Senior I	07/29/2014	7.50%	88,162	196,407	12,747
Senior I	09/25/2014	7.50%	37,679	90,750	6,589
Senior II	09/25/2014	9.25%	141,565	341,749	17,488
Senior III	06/30/2014	10.75%	20,255	44,612	1,795
Senior III	07/29/2014	10.75%	98,909	224,266	21,140
Senior III	09/24/2014	10.75%	45,654	109,958	5,195
			432,224	1,007,742	64,954

As of December 31, 2014, the outstanding debts amounted to US$84,159 (equivalent to R$223,543) for the Senior Bond I, US$158,107 (equivalent to R$408,663) for the Senior Bond II and US$35,182 (equivalent to R$82,970) for the Senior Bond III.

c)    Financial leases

The future payments of financial leasing contracts indexed to U.S. Dollar are detailed below:

	Consolidated
	12/31/2014	12/31/2013
2014	-	356,642
2015	417,149	362,099
2016	399,179	352,050
2017	369,429	325,813
2018	363,110	320,240
Beyond 2018	1,001,069	862,149
Total minimum lease payments	2,549,936	2,578,993
Less total interest	(325,257)	(383,665)
Present value of minimum lease payments	2,224,679	2,195,328
Less current portion	(325,326)	(259,833)
Noncurrent portion	1,899,353	1,935,495

The discount rate used to calculate the present value of the minimum lease payments was 5.00% as of December 31, 2014 (5.20% as of December 31, 2013). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of December 31, 2014, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$164,446 (R$123,879 as of December 31, 2013) and are recorded in long-term debt.

18.  Salaries, wages and benefits

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Salaries	-	-	158,216	135,027
INSS and FGTS recoverable	511	1,088	67,189	45,630
Profit sharing plan	-	-	24,984	51,650
Others	8	4	5,051	1,277
	519	1,092	255,440	233,584

19.  Taxes payable

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
PIS and COFINS	-	-	36,277	37,926
REFIS (*)	-	13,872	-	32,490
IRRF on Payroll	-	1	27,841	23,175
ICMS	-	-	36,212	32,440
Tax on import	-	-	3,467	3,467
CIDE	-	84	1,480	2,686
IOF	-	62	35	62
IRPJ and CSLL to be paid	-	-	15,791	15,838
Others	-	4	13,798	7,384
	-	14,023	134,901	155,468

Current	-	1,246	100,094	94,430
Noncurrent	-	12,777	34,807	61,038

(*) The Management opted for early settlement of debts in the amount of R$13,711 to GLAI and R$18,463 for VRG, according to Law nº13,043/ 2014, and the discharge of 70% of the values of debt was by using part of their tax credits related to tax losses and negative basis of social contribution of R$9,598 and R$12,924 for GLAI and VRG, respectively.

Adoption of the Law nº 12,973/2014 (Provisional Measure 627/2013)

On November, 2013 the provisional measure n. 627 was issued establishing that non-taxation over the profit and dividends calculated based on results from January 01, 2008 to December 31, 2013 by the Companies taxable based on actual profits, presumed or arbitrate, paid until the date of the provisional measure publication, in higher values that the ones calculated by the current accounting policies on December 31, 2007 since the Company has already paid the profit or dividends the anticipated adoption by 2014.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

On May, 2014, the provisional measure was converted to Law n. 12,973, resulting in significant changes to the previously established, along with dividends, return on own capital and investments measurement through equity. A change from provisional measure n. 627 to Law nº12,973, was the unconditional non-taxation for the profits and dividends calculated based on the results from January 01, 2008 to December 31, 2013.

In order to ensure tax neutrality established in Law n. 11,941, from 2009, since dividend payments occurred until the date of the law’s publication, the Company and its subsidiary Smiles S.A.’s managements chose the early adoption of the Law through DCTF related to May, 2014. Thus, it will be guaranteed the usage of the equity measured in accordance with the Law no. 6404 from 1976, for purposes of calculating the limits as per laws related to the tax effects of interest on capital.

The Company analyzed the potential effects on the Law n. 12,973 adoption and concluded that there are no significant effects on its Financial Statements as of December 31, 2014 and December 31, 2013 on GLAI and Smiles. On VRG and Webjet, the Company will analyse the impacts of the adoption of the Law and the related effects will be registered starting as from January 01, 2015.

20.  Advance ticket sales

As of December 31, 2014, the balance of transport to perform classified in current liabilities was R$1,1010611  (R$1,219,802 as of December 31, 2013) and is represented by 5,382,145 coupons tickets sold and not yet used (5,951,486 as of December 31, 2013) with an average use of 40 days (111 days as of December 31, 2013).

21.  Mileage program

As of December 31, 2014, the balance of Smiles deferred revenue is R$220,212 (R$195,935 as of December 31, 2013) and R$559,506 (R$456,290 as of December 31, 2013) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of December 31, 2014 amounted to 42,412,047,693 (39,910,541,087 as of December 31, 2013).

22.  Advances from customers

The Company, through its subsidiary Smiles, performs advance miles sales and recorded such under "Advances from customers". As of December 31, 2014, the outstanding balance related to these anticipated sales is as follows:

	Consolidated
	12/31/2014	12/31/2013
Financial institutions (*)	1,850	169,649
Others	1,346	1,755
	3,196	171,404

Current	3,196	167,759
Noncurrent	-	3,645

(*) A portion of the amount in the current liabilities of R$1,850 (R$166,004 as of December 31, 2013) is related to the miles sales agreement in the approximately total amount of R$400,000 signed on April 08, 2013  along with the financial institutions Bradesco S.A., Banco do Brasil S.A. and Santander S.A.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

23.  Provisions

	Consolidated
	Provision for aircraft insurance	Provision for anticipated return of Webjet’s aircraft (a)	Provision for aircraft and engine return of VRG and Webjet (b)	Restructu-ring provision	Lawsuits (c)	Total
Balance on December 31, 2012	19,611	17,889	312,412	36,978	92,940	479,830
Additional provisions recognized	38,178	12,552	99,976	2,751	21,125	174,582
Utilized provisions	(40,205)	(18,261)	(115,144)	(39,780)	-	(213,390)
Foreign exchange	(65)	201	37,665	51	3,500	41,352
Balance on December 31, 2013	17,519	12,381	334,909	-	117,565	482,374
Additional provisions recognized	28,670	-	69,484	-	12,245	110,399
Utilized provisions	(26,045)	(8,845)	(110,235)	-	(26,822)	(171,947)
Reversal of provisions (*)	-	(3,708)	-	-	-	(3,708)
Foreign exchange	1,772	172	67,493	-	(895)	68,542
Balance on December 31, 2014	21,916	-	361,651	-	102,093	485,660

As of December 31, 2013
Current	17,519	12,381	169,571	-	-	199,471
Noncurrent	-	-	165,338	-	117,565	282,903
	17,519	12,381	334,909	-	117,565	482,374

As of December 31, 2014
Current	21,916	-	185,178	-	-	207,094
Noncurrent	-	-	176,473	-	102,093	278,566
	21,916	-	361,651	-	102,093	485,660

(*) Refers to non utilized provisions.

a)    Provision for anticipated return of aircraft

In 2011, according to the strategic planning of Webjet, a provision for the anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 18 aircraft Boeing 737-300 with operating lease agreements, as part of the Webjet's fleet renewal. As of December 31, 2014 the Company completed 6 aircraft return with the following prefixs: PR-WJA, PR-WJV, PR-WJB, PR-WJD, PR-WJF and PR-WJH.

b)    Return of aircraft and engines

The returns provisions consider the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the returns conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in Note 15.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

c)    Lawsuits

As of December 31, 2014 the Company and its subsidiaries are parties to 28,738 (8,195 labor and 20,543 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	17,537	396	17,933
Civil proceedings	2,600	10	2,610
Labor lawsuits	4,685	3,318	8,003
Labor proceedings	190	2	192
	25,012	3,726	28,738

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	12/31/2014	12/31/2013
Civil	55,097	66,294
Labor	46,996	51,271
	102,093	117,565

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of December 31, 2014 of R$15,786 for civil claims and R$2,341 for labor claims (R$13,226 and R$3,929 as of December 31, 2013 respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Companys’ management and its legal consultants as being relevant and with probable risk as of December 31, 2014:

•  GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest on capital in the amount of R$37,750, related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains a letter of credit with Bic Banco with a partial guarantee on the lawsuit value of R$21,579 as disclosed in Note 5.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

•  Tax on Services (ISS), the amount of R$16,470 arising from assessment notices issued by the Prefeitura do Município de São Paulo against the Company, in the period from January, 2007 to December, 2010 regarding a possible ISS taxation on partners agreements. The classification of the possible risk stems from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•  Customs Penalty in the amount of R$33,956 relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  BSSF goodwill (BSSF Air Holdings), in the amount of R$43,246 related to Infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•  VRG’s goodwill in the amount of R$17,894 resulted from summons of violation related to the deductibility of the goodwill classified as future payment. The classification of probable risk arises from the absence of a final opinion from the Superior Courts.

There are other lawsuits considered by the Company’s management and its legal counsel as possible risk, in the estimated amount of R$27,538 which added to the lawsuits mentioned above, amount to R$176,854 as of December 31, 2014.

The Company and its subsidiaries are challenging in the court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors’ registered in foreign countries. The Company and its subsidiaries’ management understand that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

The Management believes that there is no evidence of goods circulation and so, there are no legal events to generate the ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. As of December 31, 2014 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$243,293 (R$229,450 as of December 31, 2013) adjusted for inflation, not including late payment charges. On September 11, 2014, the Federal Supreme Court (STF) granted the lawsuit declaring the non-levy of ICMS on imports of merchandise under financial leasing.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

24.  Stockholders’ equity

a)    Issued capital

As of December 31, 2014, the Company’s capital is represented by 283,173,561 shares, of which 143,858,204 are common shares and 139,315,357 are preferred shares. On the Extraordinary General Meeting held on March 23, 2015 was approved the deployment of the Company’s common shares, in the ratio of 1 (one) to 35 (thirty five) shares, without changes in the shareholders’ ratio. Accordingly, the common shares changed from 143,858,204 to 5,035,037,140, changing the outstanding shares amount to 5,174,352,497. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	12/31/2014			12/31/2013
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	21.16%	61.22%	100.00%	22.30%	62.38%
Delta Airlines, Inc.	-	5.96%	2.93%	-	6.15%	2.98%
Wellington Management Company	-	-	-	-	10.49%	5.08%
Fidelity Investments	-	5.05%	2.48%	-	5.21%	2.52%
Treasury shares	-	1.50%	0.74%	-	1.59%	0.77%
Other	-	1.33%	0.65%	-	1.51%	0.73%
Free float	-	65.00%	31.98%	-	52.75%	25.54%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital, as of December 31, 2014, was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On the Board of Director’s General Meeting held on August 12, 2014, it was approved the capital increase in the total amount of R$116,403, which the amount of R$116,357 proceeding from Air France - KLM S.A. investment ("Air France KLM"), subscribed by 4,246,620 Company’s preferred shares.

b)    Retained earnings

The amount on legal reserve is recognized by allocating 5% of the profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws.

c)    Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred stockholders, in the aggregate of at least 25% of annual adjusted profit after resevers in accordance with the Corporate Law (6,404/76). The Brazilian Corporate Law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

d)    Treasury shares

As of December 31, 2014, the Company holds 2,083,875 treasury shares, totaling R$31,357, with a market value of R$31,633 (R$32,116 in shares with market value of R$22,499 as of December 31, 2013).

e)    Share-based payments

As of December 31, 2014, the balance of share-based payments reserve was R$93,763 (R$85,438 as of December 31, 2013). The Company recorded a share-based payment expense amounting to R$9,084 related to the Company’s controlling stockholders, of which R$1,503 is related to Smiles, and R$1,254  related to its non-controlling stockholders in the year ended December 31, 2014, with a corresponding expense classified as personnel costs under the statement of profit or loss (R$6,183 related to the Company’s controlling stockholders and R$905 related to its non-controlling stockholders as of December 31, 2013).

f)     Other comphensive income

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects. The balance as of December 31, 2014 corresponds to a net loss of R$138,713 (net loss of R$18,162 as of December 31, 2013) as Note 30.

g)    Cost on issued shares

As of December 31, 2014, the balance of costs on issued shares was R$36,886 on the parent company and R$150,214 on the consolidated balance (R$31,951 on the parent company and R$145,279 on consolidated as of December 31, 2013). On August 12, 2014, the Company registered the amount of R$4,935 related the costs on issuance of shares resulting from the capital increase from the AirFrance-KLM, as Note 24a.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

25.  Sales revenue

The net sales revenue has the following composition:

	Consolidated
	12/31/2014	12/31/2013
Passenger transportation	9.432.810	8,399,652
Cargo	332,464	332,059
Other revenue (*)	887,268	748,610
Gross revenue	10,652,542	9,480,321

Related taxes	(586,328)	(524,109)
Net revenue	10,066,214	8,956,212

(*) From the total amount, R$463,043 consists on revenue of non-attendance of passenger fees, rebooking and cancellation of flight tickets (R$404,017 at December 31, 2013) and R$181,767 is related to the revenue from the mileage program (R$109,073 as of December 31, 2013).

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

	Consolidated
	12/31/2014%		12/31/2013%
Domestic	8,871,325	88.1	8,140,302	90.9
International	1,194,889	11.9	815,910	9.1
Net revenue	10,066,214	100.0	8,956,212	100.0

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

26.  Costs of services, administrative and selling expenses

	Individual
	12/31/2014		12/31/2013
	Total	%	Total	%
Personnel (a)	(6,104)	(10.3)	(7,705)	(8.5)
Services rendered	(4.867)	(8.2)	(9,718)	(10.7)
Sale-leaseback transactions (b)	72,295	122.0	116,710	128.6
Other operating revenue (expenses)	(2.075)	(3.5)	(8,555)	(9.4)
	59.249	100.0	90,732	100.0

	Consolidated
	12/31/2014
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(1,164,048)	(43,089)	(166,959)	-	(1,374,096)	14.4
Fuel and lubricants	(3,842,276)	-	-	-	(3,842,276)	40.2
Aircraft rent	(844,571)	-	-	-	(844,571)	8.8
Aircraft insurance	(22,411)	-	-	-	(22,411)	0.2
Maintenance materials and repairs	(511,042)	-	(3)	-	(511,045)	5.3
Traffic services	(362,361)	(127,382)	(257,704)	-	(747,447)	7.8
Sales and marketing	-	(666,319)	(1,053)	-	(667,372)	7.0
Tax and landing fees	(613,153)	-	-	-	(613,153)	6.4
Depreciation and amortization	(397,812)	-	(65,484)	-	(463,296)	4.8
Sale-leaseback transactions (b)	-	-	-	72,295	72,295	(0.8)
Other, net	(389,528)	(40,350)	(115,532)	-	(545,410)	5.9
	(8,147,202)	(877,140)	(606,735)	72,295	(9,558,782)	100.0

	Consolidated
	12/31/2013
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(1,002,471)	(72,085)	(258,906)	-	(1,333,462)	15.3
Fuel and lubricants	(3,610,822)	-	-	-	(3,610,822)	41.6
Aircraft rent	(699,193)	-	-	-	(699,193)	8.0
Aircraft insurance	(20,222)	-	-	-	(20,222)	0.2
Maintenance materials and repairs	(460,805)	-	-	-	(460,805)	5.3
Traffic services	(302,204)	(109,079)	(188,196)	-	(599,479)	6.9
Sales and marketing	-	(516,059)	-	-	(516,059)	5.9
Tax and landing fees	(566,541)	-	-	-	(566,541)	6.5
Depreciation and amortization	(484,479)	(6)	(76,481)	-	(560,966)	6.5
Sale-leaseback transactions (b)	-	-	-	116,710	116,710	(1.3)
Other, net	(329,672)	(28,210)	(81,502)	-	(439,384)	5.1
	(7,476,409)	(725,439)	(605,085)	116,710	(8,690,223)	100.0

a)     The Company recognizes the cost of the Audit Committee and Board of Directors on “personnel”.

b)     The amount of R$72,925 (R$116,710 as of December 31, 2013) comprises the gains fully recognized and deferred losses from sale-leaseback transactions of 9 aircraft during the year ended December 31, 2014 (15 aircraft for the  year ended December 31, 2013).

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

27.  Financial result

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Financial income
Income from derivatives	-	-	225,481	413,319
Income from short-term investments and investment funds	6,100	4,677	148,639	149,505
Monetary variation	2,236	6,129	22,423	15,198
Other	3,933	12,505	11,173	24,502
	12,269	23,311	407,716	602,524
Financial expenses
Losses from derivatives (a)	(15,901)	(30,315)	(684,712)	(363,736)
Interest on short and long-term debt (b)	(177,723)	(152,176)	(592,443)	(532,078)
Bank interest and expenses	(2,579)	(912)	(28,006)	(53,521)
Monetary variation	-	-	(3,606)	(3,514)
Other (c)	(62,979)	(2,801)	(120,364)	(78,795)
	(259,182)	(186,204)	(1,429,131)	(1,031,644)

Foreign exchange variation, net (d)	(162,321)	(133,843)	(436,207)	(490,096)

Total	(409,234)	(296,736)	(1,457,622)	(919,216)

(a)    The balance on December 31, 2014 is mainly due to discontinuity of fuel hedge operations. For further information, see Note 30.

(b)     Includes the amount of R$64,954 related to the senior bonds repurchase, accordingly with Note 17.

(c)     Includes the amount of R$21,648 (individual and consolidated) is related to the difference between the book and the market value of the bond maturing on 2023, as Note 17.

(d)   From the net amount of R$438,676 for the  year ended December 31, 2014, portion of R$72,972 is related to the cash loss of the Bolívar Venezuelano, as described in Note 3.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

28.  Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: the airline industry and the loyalty program. For more details, see Note 2.2n.

The accounting policies of the operating segments are the same as those applied to the consolidated financial statements. Additionally, the Company has distinct natures between the two reportable segments, which prevent any form of cost allocation, so there are no common costs and revenues between operating segments.

The Company is the majority shareholder of the subsidiary Smiles, being the non-controlling portion on its capital of 45.7% and 42.7% as of December 31, 2014 and 2013, respectively.

The information below presents the summarized financial position related to reportable segments for the years ended December 31, 2014 and 2013:

a)    Assets and liabilities of the operational segment

	12/31/2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	2,783,212	734,355	3,517,567	(531,369)	2,986,198
Noncurrent	7,061,616	832,848	7,894,464	(904,015)	6,990,449
Total assets	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

Liabilities
Current	3,992,760	708,292	4,701,052	(488,406)	4,212,646
Noncurrent	6,370,455	452,874	6,823,329	(726,354)	6,096,975
Stockholder’s equity	(518,387)	406,037	(112,350)	(220,624)	(332,974)
Total liabilities and stockholder’s equity	9,844,828	1,567,203	11,412,031	(1,435,384)	9,976,647

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	12/31/2013
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	3,158,731	834,116	3,992,847	(427,138)	3,565,709
Noncurrent	7,727,103	1,110,034	8,837,137	(1,764,398)	7,072,739
Total assets	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

Liabilities
Current	3,501,303	344,120	3,845,423	(398,632)	3,446,791
Noncurrent	6,733,604	270,974	7,004,578	(1,031,421)	5,973,157
Stockholder’s equity	650,927	1,329,056	1,979,983	(761,483)	1,218,500
Total liabilities and stockholder’s equity	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

b)    Income and expenses of the operational segment

	12/31/2014
	Fligh Transportation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger	8,848,749	-	8,848,749	197,082	9,045,831
Cargo and other	939,829	-	939,829	(18,341)	921,488
Miles redeemed revenue	-	808,058	808,058	(709,163)	98,895
Costs	(8,147,202)	(430,949)	(8,578,151)	430,949	(8,147,202)
Net income	1,641,376	377,109	2,018,485	(99,473)	1,919,012

Operating expenses
Sales and marketing	(898,635)	(65,062)	(963,697)	86,557	(877,140)
Administrative expenses	(570,924)	(35,138)	(606,062)	(673)	(606,735)
Other operating revenue, net	72,295	366	72,661	(366)	72,295
	(1,397,264)	(99,834)	(1,497,098)	85,518	(1,411,580)

Equity in subsidiaries	1,302	(3,791)	(2,489)	(1)	(2,490)

Finance result
Financial income	377,166	177,414	554,580	(146,864)	407,716
Financial expense	(1,543,963)	(32,032)	(1,575,995)	146,864	(1,429,131)
Exchange rate changes, net	(433,832)	(2,375)	(436,207)	-	(436,207)

Income (loss) before income tax and social contribution	(1,355,215)	416,491	(938,724)	(13,956)	(952,680)

Current and deferred income tax and social contribution	(36,796)	(132,551)	(169,347)	4,746	(164,601)
Total income (loss), net	(1,392,011)	283,940	(1,108,071)	(9,210)	(1,117,281)

Attributable to Company’ stockholders	(1,392,011)	155,052	(1,236,959)	(9,210)	(1,246,169)
Attributable to non-controlling stockholders	-	128,888	128,888	-	128,888

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	12/31/2013
	Fligh Transpor-tation	Smiles loyalty Program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger	8,077,709	-	8,077,709	44,452	8,122,161
Cargo and other	784,086	-	784,086	(11,060)	773,026
Miles redeemed revenue	-	573,346	573,346	(512,321)	61,025

Costs	(7,559,496)	(304,004)	(7,863,500)	387,091	(7,476,409)
Net income	1,302,299	269,342	1,571,641	(91,838)	1,479,803

Operating income (expenses)
Sales and marketing	(703,824)	(51,452)	(755,276)	29,837	(725,439)
Administrative expenses	(601,187)	(37,719)	(638,906)	33,821	(605,085)
Other operating revenue, net	116,710	-	116,710	-	116,710

Finance result
Financial income	587,752	129,704	717,456	(114,932)	602,524
Financial expense	(1,146,430)	(146)	(1,146,576)	114,932	(1,031,644)
Exchange rate changes, net	(489,765)	(331)	(490,096)	-	(490,096)

Income (loss) before income tax and social contribution	(934,445)	309,398	(625,047)	(28,180)	(653,227)

Current and deferred income tax and social contribution	20,607	(101,554)	(80,947)	9,584	(71,363)

Total income (loss), net	(913,838)	207,844	(705,994)	(18,596)	(724,590)

Attributable to Company’ stockholders	(913,838)	135,887	(777,951)	(18,596)	(796,547)
Attributable to non-controlling stockholders	-	71,957	71,957	-	71,957

In the individual Financial Statements of the subsidiary Smiles, which represents the segment Smiles Loyalty Program and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under this perspective, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and results, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

29.  Commitments

As of December 31, 2014 the Company holds 130 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including the contractual discounts, is R$39,441,845 (corresponding to US$14,848,974 at the reporting date) and are segregated according to the following years:

	12/31/2014	12/31/2013
2014	-	1,764,882
2015	1,323,818	1,167,524
2016	1,385,110	1,221,579
2017	2,132,740	1,880,941
2018	1,456,740	1,284,752
Beyond 2018	33,143,437	29,230,410
	39,441,845	36,550,088

As of December 31, 2014, from the total orders mentioned above, the Company holds the amount of R$5,292,882 (corresponding to US$1,992,882  at the reporting date) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	12/31/2014	12/31/2013
2014	-	163,368
2015	289,945	255,714
2016	154,216	136,009
2017	267,898	236,269
2018	651,124	574,250
Beyond 2018	3,929,699	3,465,745
	5,292,882	4,831,355

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operational and financial leases. As of December 31, 2014, the total fleet leased was comprised of 141 aircraft, excluding 3 aircraft from Webjet’s fleet, of which 96 were under operating leases and 45 were recorded as financial leases. The Company holds 40 aircraft under financial leasing with purchase option. During the year ended December 31, 2014, the Company received 9 aircraft under operating lease contracts and completed the return of 8 aircraft under operating lease and 1 return under financial lease.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

a)    Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	12/31/2014	12/31/2013
2014	-	693,125
2015	785,052	581,153
2016	697,744	508,828
2017	632,899	456,990
2018	539,329	397,103
Beyond 2018	2,139,786	1,456,846
Total minimum lease payments	4,794,810	4,094,045

b)    Sale-leaseback transactions

The Company, during the years 2006 to 2009, recorded gains and losses from sale-leaseback transactions of aircraft 737-800 Next Generation. These gains and losses were deferred, and are being amortized proportionally to the payments of the operational lease agreements over the contract term of 120 months. The amounts registered during the year ended December 31, 2014 and 2013 are as follows:

	Prepaid expenses				Other liabilities
	Current		Noncurrent		Current		Noncurrent
	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Deferred losses (*)	8,280	8,923	18,245	26,526	-	-	-	-
Deferred gains (**)	-	-	-	-	1,783	5,243	1,337	3,118

(*)  Related to 2 aircraft from transactions on 2006.

(**) Related to 11 aircraft from transactions from 2006 to 2009.

Additionally, during the  year ended on December 31, 2014, the Company recorded a gain of R$81,224 resulting from 9 aircraft received during the year (R$126,084 related to15 aircraft received during the  year ended December 31, 2013) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

30.  Financial instruments and risks management

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company operations. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available in the market and according to valuation methodologies.

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, can presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of December 31, 2014 and 2013 is as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	Measured at fair value through profit or loss		Measured at amortized cost
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Assets
Cash and cash equivalents	1,898,773	1,635,647	-	-
Short-term investments (a)	296,824	1,155,617	-	-
Restricted cash	331,550	254,456	-	-
Derivatives operations assets (b)	18,846	48,934	-	-
Accounts receivable	-	-	352,284	324,821
Deposits (c)	-	-	526,822	630,168
Other credits	-	-	65,120	66,773
Deferred losses – prepaid expenses	-	-	-	1,532

Liabilities
Loans and financing (d)	-	-	6,235,239	5,589,385
Suppliers	-	-	686,151	502,919
Derivatives obligations (b)	85,366	30,315	-	-

(a)     The Company manages its investments as held for trading to pay its operational expenses.

(b)     The fair values are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds and Senior Notes, as disclosed on Note 17.

(c)    Excludes the escrow deposits, as mentioned in Note 10.

(d)   The Company registered as of December 31, 2014 the amount net of R$138,713, net of tax effects (R$18,162 as of December 31, 2013) in equity as an equity valuation resulting from these assets and liabilities, as explained in Note 24f.

As of December 31, 2014 the Company had no financial assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks. These risks are originated by, essentially, leasing agreements of aircraft purchase.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least yearly in compliance with the strategies determined in the Risk Policies Committees. The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

a)    Fuel price risk

As of December 31, 2014, fuel expenses accounted for 40.7% of the costs and operating expenses of the Company. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the Company holds derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, are future fuel deliveries to aircraft at predetermined prices.

As of December 31, 2014, there are no open transactions of derivatives instruments of fuel price variation hedge.

b)    Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated trade accounts payable, leasing provision and leases and financing.

The Company’s revenues are mainly denominated in Brazilian Reais, except for a small portion in U.S. Dollar, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar etc.

To mitigate the risk of exchange rate, the Company holds derivative financial instruments that are referenced to the U.S. Dollar.

The currency exposure of the Company on December 31, 2014 and December 31, 2013 is shown below:

	Individual		Consolidated
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Assets
Cash and short-term investments	457,902	319,565	954,227	1,061,746
Trade receivables	-	-	35,095	39,924
Deposits	-	-	526,822	630,168
Hedge premium	-	-	-	1,532
Prepaid expenses with leases	-	-	44,093	27,238
Result from hedge operations	-	-	18,846	48,934
Others	-	-	9,572	5,968
Total assets	457,902	319,565	1,588,655	1,815,510

Liabilities
Foreign suppliers	-	-	69,733	30,629
Short and long-term debt	2,154,828	1,698,982	2,445,291	2,151,051
Finance leases payable	-	-	2,224,679	2,195,328
Other leases payable	-	-	56,837	45,140
Provision for aircraft return	-	-	361,651	347,290
Contingency provision	-	-	227	27,267
Related parties	151,408	113,741	-	-
Total liabilities	2,306,236	1,812,723	5,158,418	4,796,705
Exchange exposure in R$	1,848,334	1,493,158	3,569,763	2,981,195

Obligations not registered in the balance sheet
Future obligations resulting from operating leases	-	-	4,794,810	4,094,045
Future obligations resulting from firm aircraft orders	39,441,845	36,550,088	39,441,845	36,550,088
Total	39,441,845	36,550,088	44,236,655	40,644,133

Total exchange exposure R$	41,290,179	38,043,246	47,806,418	43,625,328
Total exchange exposure US$	15,544,831	16,239,753	17,998,049	18,622,611
Exchange rate (R$/US$)	2.6562	2.3426	2.6562	2.3426

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

c)    Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, of which the installments to be paid are indexed to the Libor after date that the aircraft are delivered. Another relevant exposure is the local investments and debts indexed to the CDI rate.

To mitigate the interest rate risk the Company holds swap derivatives.

d)    Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, and short-term investments.

The trade receivable credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company is required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risk, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)    Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

As a way of managing the liquidity risk, the Company invests its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of December 31, 2014, the weighted average maturity of the Company’s financial assets was 20 days and of financial debt, excluding perpetual bonds, was 4.3 years.

As of December 31, 2014	Immediate	Less of 6 months	6 a 12 months	1 a 5 years	Up to 5 years	Total
Short and long-term debt	-	53,735	872,866	1,600,879	3,707,759	6,235,239
Suppliers	222,732	367,027	87,754	8,638	-	686,151
Salaries, wages and benefits	107,678	28,250	119,512	-	-	255,440
Taxes payable	-	100,094	-	34,807	-	134,901
Taxes and landing fees	-	315,148	-	-	-	315,148
Liabilities from derivative transactions	-	85,366	-	-	-	85,366
Provisions	-	176,757	30,337	192,049	86,517	485,660
Other liabilities	31,900	51,040	44,660	59,755	39,836	227,191
	362,310	1,177,417	1,155,129	1,896,128	3,834,112	8,425,096

f)     Capital management

The table below shows the financial leverage rate as of December 31, 2014 and 2013:

	Consolidated
	12/31/2014	12/31/2013
(Uncovered equity) stockholder’s equity (b)	(332,974)	650,926
Cash and cash equivalents	(1,898,773)	(1,635,647)
Restricted cash	(331,550)	(254,456)
Short-term investments	(296,824)	(1,155,617)
Short- and long-term debts	6,235,239	5,589,385
Net debt (a)	3,708,092	2,543,665
Leverage ratio (a)/(b)	1,114%	391%

The Company remains committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Asset (liability) as of December 31, 2013	22,873	-	34,874	(30,315)	27,432
Fair value variations:
Net losses recognized in results	(14,263)	(24,722)	(1)	(15,901)	(54,887)
Losses recognized in other comprehensive income	(359,829)	-	(240,261)	-	(600,090)
Payments (cash receipts) during the year	351,238	39,856	123,715	-	514,809
Exercise of stock options by General Atlantic	-	-	-	46,216	46,216
Asset (liability) as of December 31, 2014 (*)	19	15,134	(81,673)	-	(66,520)

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Movement of other comprehensive results	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Balance as of December 31, 2013	2,739	-	(20,901)	-	(18,162)
Fair value adjustments during the year	(359,829)	-	(240,261)	-	(600,090)
Reversal, net to profit or loss (b)	355,933	-	61,504	-	417,437
Tax effect	1,325	-	60,777	-	62,102
Balance as of December 31, 2014	168	-	(138,881)	-	(138,713)

Effects on result (a+b)	(370,196)	(24,722)	(61,505)	(15,901)	(472,324)

Operational income	-	-	(13,093)	-	(13,093)
Financial income (expense)	(370,196)	(24,722)	(48,412)	(15,901)	(459,231)

(*)  Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations" if the amount results in a liability. Includes R$10,328 of assets related to hedges held in an exclusive fund.

The Company adopts the hedge accounting. The derivatives contracted to hedge interest rate risk and fuel price risk are classified as "cash flow hedge", according to the parameters described in CPC 38.

Classification of derivatives financial instruments

i)     Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in stockholders’ equity until the hedged revenue or expense is recognized.

The Company estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items. The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from stockholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the year.

ii)     Derivative financial instruments not designated as hedge

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

The Company holds derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity.

iii)    Derivative equity instruments

In April 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") that established the grant by the Company of an option to purchase its Smiles shares enabling the secondary acquisition by G.A. (or other person designated by it), of Smiles S.A. shares held by the Company. These stock options were exercised on February 27, 2014 and, during the year ended December 31, 2014, the Company registered a loss in derivative instruments on the financial result in the amount of R$15,901 related to the derivative market pricing. As of December 31, 2014, the Company performed a reversal of this derivative obligation to the equity in the amount of R$46,216.

Hedge activities

a)      Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

As of December 31, 2014, the Company and its subsidiaries does not have contracts designated as cash flow hedge accounting of fuel.

The gains and losses from the derivative contracts for the years ended December 31, 2014 and 2013 are summarized below:

Closing balance on	12/31/2014	12/31/2013
Fair value at end of the year (R$)	-	22,294
Gains with hedge effectiveness recognized in stockholders’ equity, net of taxes (R$)	168	2,739

Year ended on	12/31/2014	12/31/2013
Hedge result recognized in operating costs (R$)	-	(3,777)
Hedge result recognized in financial expenses (R$)	(189,078)	13,978
Total losses (R$)	(189,078)	10,201

As of December 31, 2014, the Company and its subsidiaries hold Brent and Heating Oil contracts not designated as oil hedge accounting (cash flow).

Closing balance on	12/31/2014	12/31/2013
Fair value at the end of the year (R$)	19	579
Gains (losses) recognized in financial revenue (expense) (R$)	(181,118)	579

Closing balance on	12/31/2014	12/31/2013
Volume hedged for future years (Thousand barrels)	651	1,183
Volume engaged for future years (Thousand barrels)	945	1,860

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

	1Q15	2Q15	3Q15	4Q15	Total 12M
Percentage of fuel exposure hedged	26%	0%	0%	0%	7%
Amount agreed in barrels (thousands barrels)	945	-	-	-	945
Future rate agreed per barrel (US$) (*)	113.31	-	-	-	113.31
Total in Brazilian Reais (**)	284,420	-	-	-	284,420

(*)    Weighted average between call strikes.

(**)  The exchange rate: R$2.6562/US$1.00.

b)      Foreign exchange hedge

As of December 31, 2014, the Company and its subsidiaries have future derivative contracts for the U.S. Dollar for foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the years ended on December 31, 2014 and 2013, are presented below:

	12/31/2014	12/31/2013
Fair value at the end of year (R$)	15,134	-
Volume hedged for future years (US$)	107,000	319,000

Year ended on	12/31/2014	12/31/2013
Gains (losses) recognized in financial revenue (expense) (R$)	(24,722)	10,373

	1Q15	2Q15	3Q15	Total 12M
Percentage of cash flow exposure	21%	0%	0%	5%
Notional amount (US$)	107,000	-	-	107,000
Future rate agreed (R$)	2.5193	-	-	2.5193
Total in Brazilian Reais	269,565	-	-	269,565

c)      Interest rate hedges

As of December 31, 2014, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The summary of interest rate derivatives designated as Libor cash flow hedges is shown below:

Closing balance at	12/31/2014	12/31/2013
Fair value at the end of the year (R$)	(81,673)	34,874
Nominal value at the end of the year (US$)	591,150	1,319,250
Hedge losses recognized in stockholders’ equity, net of taxes (R$)	(138,881)	(20,901)

Year ended on	12/31/2014	12/31/2013
Gains (losses) recognized in financial revenue (expense) (R$)	(48,412)	45,785
Losses recognized in financial expense (R$)	(13,093)	(16,934)
Total gains (losses)	(61,505)	28,851

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

As of December 31, 2014 the Company and its subsidiaries did not hold positions in Libor interest derivative agreements not designated for hedge accounting.

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and/ or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of December 31, 2014 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates.

In the tables, positive values are displayed as asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities higher than assets).

Individual

i)     Foreign exchange risk

As of December 31, 2014, the Company has a currency exposure of R$1,848,334 (see Note 30b). On this date, the exchange rate adopted was R$2.6562/US$, corresponding to the closing rate of the month published by Banco Central do Brasil as a likely scenario, and the impacts analyzed from the variation of 25% and 50% over the current rate are shown below:

Instrument	Risk	Exposed Values	Possible Adverse Scenario	Remote Adverse Scenario
			+ 25%	+ 50%
Liabilities, net	Dollar Appreciation	(1,848,334) (*)	(462,084)	(924,167)

		Dollar	3.3203	3.9843

(*)     Negative amounts correspond to net losses in case of exchange variation.

Consolidated

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

i)     Fuel risk factor

As of December 31, 2014, the Company holds oil derivative contracts amounting 945 thousand barrels maturiting on March, 2015. The likely scenario is the market curve for Brent and Heating Oil, which amounted, as of December 31, 2014, US$57.33/bbl and US$77.56/bbl, respectively.

Risk	Exposed amount	Adverse Scenario Remote	Possible Adverse Scenario
		-50%	-25%
Decrease on the market prices	19	(19)	(19)
	Heating Oil Oilrent	38.78	58.17
	Brent	28.67	43.00

ii)     Foreign exchange risk factor

As of December 31, 2014, the Company holds Dollar derivative contracts with a notional value of US$107,000 with maturity until January, 2015, and a net exchange exposure liability of R$3,569,763 (see Note 30b). At the current date, the Company adopted the closing exchange rate of R$2.6562/US$ as a likely scenario, and the impact of the change of 25% and 50% over the current rate, is shown below:

Instruments	Exposed amount	-50%	-25%	+ 25%	+50%
		R$1.3281/USD	R$1.9922/USD	R$3.3203/USD	R$3.9843/USD
Liabilities, net	(3,569,763)	1,784,882	892,441	(892,441)	(1,784,882)
Derivative	15,134	(235,643)	(117,757)	118,014	235,899
	(3,554,629)	1,549,239	774,684	(774,427)	(1,548,983) (*)

(*)  Negative values correspond to net losses expected in the case of U.S. Dollar appreciation.

III)   Interest risk factor

As of December 31, 2014, the Company holds financial investments and financial liabilities indexed to several rates, and Libor interest.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of December 31, 2014 (see Note 17), arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amount	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Financial investments - Short and Long-term debt, net (*)	Increase in the CDI rate	(200,334)	(22,078)	(44,155)	(200,334)
Derivative	Decrease in the Libor rate	(81,672)	(78,121)	(153,459)	(81,672)

(*) Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts means more debt than application.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)      Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)      Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)      Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of December 31, 2014 and 2013:

	12/31/2014		12/31/2013
Financial instrument	Book value 12/31/2014	Other significant observable factors (level 2)	Book value 12/31/2013	Other significant observable factors (level 2)
Cash and cash equivalents	1,898,773	1,898,773	1,635,647	1,635,647
Short-term investments	296,824	296,824	1,155,617	1,180,828
Restricted cash	331,550	331,550	254,456	254,456
Rights on derivative transactions	18,846	18,846	48,934	48,934
Liabilities from derivative transactions	(85,366)	(85,366)	(30,315)	(30,315)

31.  Non-cash transactions

Individual

On February 27, 2014, the Company sold a portion of its investment on Smiles S.A. to G.A.  As a result, the amount of R$46,216 related to the equity derivative previously registered on “Liabilities from derivative transactions” was reversed to equity as part of gain of the transaction. This operation did not affect the Company’s cash during the year.

GLAI chose the anticipated settlement of Refis debits by the usage of tax credits portions related to tax losses and negative basis of social contribution in the amount of R$9,598.

Consolidated

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

As of December 31, 2014, the Company increased its property, plant and equipment in the amount of R$69,484, related to an increase of the provision for aircraft return.

The Company chose the anticipated settlement of Refis debits by the usage of tax credits portions related to tax losses and negative basis of social contribution from GLAI and VRG in the amount of R$22,522.

32.  Insurance

As of December 31, 2014, the insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In U.S. Dollars
Guarantee - hull/war	12,815,424	4,824,721
Civil liability per event/aircraft (*)	1,992,150	750,000
Inventories (*)	371,868	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion in U.S. Dollars.

GOL Linhas Aéreas Inteligentes S.A.

Notes to the consolidated Financial Statements

December 31, 2014

(In thousands of Brazilian Reais - R$, except when indicated otherwise)

33.  Subsequent  events

a)    On January 04, 2015, the subsidiary Smiles S.A. approved the capital increase of 140,000 shares through the exercise of stock options, corresponding to the total amount of R$3,015.

b)    On January 21, 2015, the Company announced the intention the change on its capital structure, to improve the its capitalization capacity through issuance of new preferred shares without needing to issue common shares, the transfer and ownership are subject to restrictions under Brazilian airline industry laws and regulations. Th operation contemplates an amendment to the Company’s Bylaws to:

•         Increase economic rights of preferred shares in the ratio of 35 to one and split common shares in the same ratio, both steps being together economically neutral to shareholders;

•         Improve corporate governance and strengthen the alignment of interests among shareholders, which, depending on the percentage of economic rights held by the Controlling Shareholder, may include the representation of preferred shareholders on the Board of Directors and a separate vote for preferred shareholders in Extraordinary Meetings on certain matters, as detailed in the Bylaws;

•         Restrict the sale of shares held by the Controlling Shareholder (the “Controlling Shareholder Lock-Up”); and

•         Create an obligation to launch a public tender offer for all shares if any person acquires 30% or more of the Company’s economic rights.

The operation was approved on the Company’s General Meeting held on March 23, 2015.

c)    On March 13, 2015 the Company, through its subsidiary VRG, issued a single series of Guarantee Notes for engine maintenance, in order to financing engine maintenance with Delta TechOps, with financial guarantees from the U.S. Ex-Im Bank in the amount of US$40,539 (R$130,795 ate the date of the loan) and priced through capital market operations with interest rate of 0.98% p.a.. The financing will be quarterly amortizated in 12 installments starting on June 13, 2015 and maturing on March 13, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.